Exhibit 99.1

LIFEZONE METALS LIMITED

Unaudited Condensed Consolidated INTERIM Financial Statements

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2023

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

for the Nine months ended September 30, 2023 and September 30, 2022

		Three Months Ended		Nine Months ended
		September 30		September 30
	Note	2023	2022	2023	2022
		$	$	$	$
Revenue	5	556,271	531,739	1,063,019	1,646,044
(Including related party revenues of $215,660 and $508,290, $654,568 and $1,573,452 for the three months end and nine months ended September 30, 2023 and 2022, respectively)
Loss on foreign exchange	8	(228,619)	(114,441)	(142,072)	(144,914)
General and administrative expenses	8	(347,843,080)	(4,613,327)	(361,255,729)	(10,128,400)
Operating loss		(347,515,428)	(4,196,029)	(360,334,782)	(8,627,270)
Interest income	6	87,678	99,237	357,478	127,053
Interest expense	7	(58,974)	(68,306)	(150,642)	(198,861)
Loss before tax		(347,486,724)	(4,165,098)	(360,127,946)	(8,699,078)
Income tax		-	-	-	-
Loss for the financial period		(347,486,724)	(4,165,098)	(360,127,946)	(8,699,078)
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Exchange (loss) gain on translation of foreign operations		(213,406)	5,699	(297,697)	40,888
Total other comprehensive (loss) income for the period		(213,406)	5,699	(297,697)	40,888
Total other comprehensive loss for the period		(347,700,130)	(4,159,399)	(360,425,6423)	(8,658,190)
Net loss for the period:
Attributable to ordinary shareholders of the company		(348,749,555)	(3,637,183)	(359,153,155)	(7,851,748)
Attributable to non-controlling interests		1,262,831	(527,915)	(974,791)	(847,330)
		(347,486,724)	(4,165,098)	(360,127,946)	(8,699,078)
Total comprehensive loss:
Attributable to ordinary shareholders of the company		(348,962,961)	(3,631,484)	(359,450,852)	(7,810,860)
Attributable to non-controlling interests		1,262,831	(527,915)	(974,791)	(847,330)
		(347,700,130)	(4,159,399)	(360,425,643)	(8,658,190)
Net loss per share:
Basic and diluted net loss per ordinary share	21	(4.53)	(0.07)	(5.56)	(0.13)

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: December 14, 2023

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

as of September 30, 2023 and December 31, 2022

	Note	September 30, 2023	December 31, 2022
		$	$
Assets
Non-current assets
Goodwill	13	9,020,813	-
Exploration and evaluation assets and mining data	12	48,564,547	18,455,306
Patents	13	625,985	602,867
Other intangible assets	13	205,119	92,096
Property and equipment	11	5,449,426	884,322
Right-of-use assets	11	1,476,271	352,307
		65,342,161	20,386,898
Current assets
Inventories		104,656	49,736
Trade and other receivables	10	8,643,323	6,005,207
(Including receivables from related parties of $75,000 and $655,683 as of September 30, 2023, and December 31, 2022, respectively and receivables from affiliated entities of $1,612,291 and $959,935 as of September 30, 2023 and December 31, 2022, respectively)
Subscription receivable	15	-	50,000,000
Cash and cash equivalents	9	73,258,538	20,535,210
		82,006,517	76,590,153
Total assets		147,348,678	96,977,051

Liabilities and equity

Equity
Share capital	20	7,819	3,101
Share premium	20	177,764,792	25,436,656
Share based payment reserve	20	265,558,785	25,483,348
Warrant reserves	20	15,097,425	-
Other reserves	20	(6,850,950)	(15,495,254)
Foreign currency translation reserve	20	(181,833)	115,864
Redemption reserve	20	280,808	280,808
Accumulated deficit	20	(403,443,757)	(44,290,602)
Total Shareholders’ equity (deficit)		48,233,089	(8,466,079)
Non-controlling interests	20	83,478,093	84,452,884
Total equity		131,711,182	75,986,805

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM

STATEMENTS OF FINANCIAL POSITION

as of September 30, 2023 and December 31, 2022

	Note	September 30, 2023	December 31, 2022
		$	$
Non-current liabilities
Lease liabilities	16	1,106,714	290,576
Long term asset retirement obligation provision	19	303,000	303,000
Contingent consideration	18	3,809,045	3,689,755
		5,218,759	4,283,331
Current liabilities
Lease liabilities	16	455,749	105,304
Trade and other payables	14	9,962,988	16,601,611
		10,418,373	16,706,915

Total liabilities		15,637,496	20,990,246

Total equity and liabilities		147,348,678	96,977,051

/s/ Ingo Hofmaier
Ingo Hofmaier
Chief Financial Officer
Date: December 14, 2023

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

for the nine months ended September 30, 2023 and September 30, 2022

	Note	Share Capital	Share Premium	Share Based Payment Reserve	Warrant Reserves	Other Reserves	Foreign currency translation reserve	Redemption Reserve	Accumulated Deficit	Total Shareholders’ equity	Convertible loans issued	Non-controlling Interests	Total equity
		$	$	$	$	$	$	$	$	$	$	$	$
At January 1, 2022		1,843	25,436,656	9,988,094	-	-	-	280,808	(20,707,260)	15,000,141	39,040,000	(176,238)	53,863,903
Transactions with shareholders:
Issuance of ordinary shares		1,258	-	-	-	-	-	-	-	1,258	-	-	1,258
Total transactions with shareholders		1,258	-	-		-	-	-	-	1,258	-	-	1,258
Total loss for the interim financial period		-	-	-		-	-	-	(7,851,748)	(7,851,748)	-	(847,330)	(8,699,078)
Total other comprehensive income for the interim financial period		-	-	-		-	40,888	-	-	40,888	-	-	40,888
At September 30, 2022		3,101	25,436,656	9,988,094	-	-	40,888	280,808	(28,559,008)	7,190,539	39,040,000	(1,023,568)	45,206,971

At January 1, 2023		3,101	25,436,656	25,483,348	-	(15,495,254)	115,864	280,808	(44,290,602)	(8,466,079)	-	84,452,884	75,986,805
										-			-
Acquisition of a subsidiary:		-	-	-	-	-	-	-	-	-	-	-	-
Reorganization:		-	-	-	-	-	-	-	-	-	-	-	-
Exercise of share options		83	573,515	(11,103,650)	-	10,640,556	-	-	-	110,504	-	-	110,504
Exercise of RSUs		150	9,524,850	(14,379,698)	-	4,854,698	-	-	-	-	-	-	-
Share for share exchange		2,934	(2,934)	-	-	-	-	-	-	-	-	-	-
Issuance of shares:		-	-	-	-	-	-	-	-	-	-	-	-
Warrants:		-	-	-	-	-	-	-	-	-	-	-	-
Public warrants		-	(7,866,000)	-	14,490,000	(6,624,000)	-	-	-	-	-	-	-
Private placement warrants		-	(380,475)	-	607,425	(226,950)	-	-	-	-	-	-	-
Earnouts:		-	-	-	-	-	-	-	-	-	-	-	-
Earnouts to shareholder		-	-	248,464,035	-	-	-	-	-	248,464,035	-	-	248,464,035
Earnouts to sponsors		-	-	17,094,750	-	-	-	-	-	17,094,750	-	-	17,094,750
Issue of share capital:		-	-	-	-	-	-	-	-	-	-	-	-
Issuances to SPAC shareholders and sponsors		799	79,960,741	-	-	-	-	-	-	79,961,540	-	-	79,961,540
Issuance to PIPE Investors		702	70,172,468	-	-	-	-	-	-	70,173,170	-	-	70,173,170
Issuance to Simulus Shareholders		50	6,029,950	-	-	-	-	-	-	6,030,000	-	-	6,030,000
Equity issuance costs		-	(5,683,979)	-	-	-	-	-	-	(5,683,979)	-	-	(5,683,979)
Total transactions with shareholders		4,718	152,328,136	240,075,437	15,097,425	8,644,304	-	-	-	416,150,020	-	-	416,150,020
Total loss for the interim financial period		-	-	-	-	-	-	-	(359,153,155)	(359,153,155)	-	(974,791)	(360,127,946)
Total other comprehensive loss for the interim financial period		-	-	-	-	-	(297,697)	-	-	(297,697)	-	-	(297,697)
At September 30, 2023	20	7,819	177,764,792	265,558,785	15,097,425	(6,850,950)	(181,833)	280,808	(403,443,757)	48,233,089	-	83,478,093	131,711,182

See accompanying notes to unaudited condensed consolidated interim financial statements.

UNAUDITED CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS

for the nine months ended September 30, 2023 and September 30, 2022

		September 30	September 30
	Note	2023	2022
		$	$
Cash flows from operating activities
Consolidated loss for year		(360,425,643)	(8,658,190)
Adjustments for:
SPAC transaction expenses	8	76,857,484	-
Share-based compensation expense	20	265,558,785	-
Interest income	6	(357,478)	(127,053)
Amortization of intangibles	13	123,274	33,619
Foreign exchange loss	8	142,072	144,914
Interest expense	7	150,642	198,861
Depreciation of property and equipment and right-of-use assets	11	848,951	109,992
Operating loss before working capital changes		(17,101,913)	(8,297,857)
Changes in trade and other receivables		(836,648)	(1,495,262)
Changes in related party receivables		(64,832)	(142,802)
Changes in inventories		(54,920)	(55,406)
Changes in other current assets		(1,623,805)	(485,283)
Changes in prepaid mining license		754,753	758,735
Changes in customer credit to related party		-	(208,550)
Changes in trade and other payables	14	(4,704,319)	571,371
Net cash used in operating activities		(23,631,684)	(9,355,054)
Cash flows from investing activities
Interest received from bank	6	350,637	120,232
Patent costs incurred		(81,100)	(69,014)
Expenditure on property and equipment	11	(540,871)	(7,512)
Expenditure on other intangible assets	13	(178,315)	-
Investment in exploration and evaluation assets	12	(30,109,241)	(3,527,986)
Acquisition of subsidiaries, net of cash acquired	22	(8,085,255)	(7,591)
Net cash used in investing activities		(38,644,542)	(3,491,871)
Cash flows from financing activities
Proceeds from exercise of stock options		110,534	-
Net proceeds from PIPE transaction	1	70,173,170	-
Proceeds from SPAC acquisition	1	3,104,056	-
Share issuance cost	8	(5,683,979)	-
Payment of lease liabilities	16	(179,222)	(66,223)
Proceeds from receipt of subscription receivable, net of transaction cost	1	47,500,000	-
Net cash provided by (used in) financing activities		115,024,529	(66,223)
Net increase (decrease) in cash and cash equivalents		52,748,700	(12,913,148)
Cash and cash equivalents
Effect of exchange rate changes in cash		(25,372)	(73,350)
Beginning of period		20,535,210	45,624,110
End of period		73,258,538	32,637,612

See accompanying notes to unaudited condensed consolidated interim financial statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

1.	General information

Lifezone Metals Limited (the Company, individually and together with its controlled subsidiaries “Lifezone”) is a limited company incorporated and domiciled in Isle of Man, whose shares are publicly traded on the New York Stock Exchange (“NYSE”) since July 6, 2023 under the trading symbol LZM. Lifezone warrants trade under the symbol LZMW.

Lifezone’s registered office is located at Commerce House, 1 Bowring Road, Ramsey, IM8 2LQ, Isle of Man. The Unaudited Condensed Consolidated Interim Financial Statements of Lifezone for the nine months ended September 30, 2023, were authorized for release in accordance with a resolution of the Directors of Lifezone on December 13, 2023.

The Unaudited Condensed Consolidated Interim Financial Statements of Lifezone have been reviewed by Grant Thornton Ireland, an independent public accountant prior to filing in accordance with the standards of the United States Public Company Accounting Oversight Board applicable to reviews of interim financial information.

Lifezone is a modern metals company engaged in the development, patenting, and licensing of its hydrometallurgical processing technology (“Hydromet Technology”) for use in the extractive metallurgy, minerals, and recycling industries. Lifezone’s primary metals asset is the Kabanga Nickel project in Tanzania, believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. Information on the group structure of Lifezone is provided in Note 2.3.

Information on other related party relationships of Lifezone is provided in Note 17.

Background and basis for preparation

History and organization

Lifezone Holdings Limited (“Lifezone Holdings”) was formed as a holding company for Lifezone Limited and acquired 100% of the equity interest (including outstanding options and Restricted Stock Units, “RSUs”) in Lifezone Limited on June 24, 2022, in consideration for issuing shares of Lifezone Holdings on a 1:1 basis to Lifezone Limited shareholders at the time (following a 1:200 split of shares of Lifezone Limited) (the “Lifezone Holdings Transaction”). Also, on June 24, 2022 (just prior to the Lifezone Holdings Transaction), the shareholders of Kabanga Nickel Limited (“KNL”), other than Lifezone Limited and BHP Billiton (UK) DDS Limited (“BHP”), exchanged their shares of KNL for shares of Lifezone Holdings on a 1:1 basis (the “Flip-Up”). The KNL options were also exchanged for options in Lifezone Holdings on a 1:1 basis as part of the Flip-Up.

As Lifezone Holdings did not have any previous operations, Lifezone Limited and KNL (together with its subsidiaries) are together viewed as the predecessors to Lifezone Holdings and its consolidated subsidiaries. As a result, the consolidated financial statements of Lifezone Holdings recognize the assets and liabilities received in the Lifezone Holdings Transaction and the Flip-Up at their historical carrying amounts, as reflected in the historical financial statements of Lifezone Limited and KNL (together with its subsidiaries).

Lifezone Metals Limited was incorporated on December 8, 2022 for the purpose of effectuating the SPAC Transaction referred to below. Prior to the consummation of the transaction, Lifezone Metals Limited had no material assets and did not operate any businesses.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

1.	General information (continued)

BHP investments

On December 24, 2021, KNL entered into a $40 million convertible loan agreement with BHP and Lifezone Limited established a joint venture with BHP under the Lifezone Subscription Agreement in relation to the Kabanga Nickel project. Following the conversion of convertible loans on July 1, 2022, BHP held an 8.9% interest in KNL, reflected within non-controlling interests.

On October 14, 2022, BHP agreed to invest a further $50 million in KNL in the form of equity under the Tranche 2 Subscription Agreement, the completion of which was subject to certain conditions. Lifezone Limited satisfied substantially all the closing conditions and received the $50 million on February 15, 2023 and issued a stock certificate on the same day, bringing BHP’s interest in KNL from 8.9% as of December 31, 2022 to 17.0%, effective February 15, 2023. Associated with this transaction KNL paid $2.5 million equity issuance cost, with the liability to an investment bank accounted for as a payable in 2022.

SPAC Transaction

On December 13, 2022, Lifezone and GoGreen Investments Corporation (“GoGreen”), an exempted special purchase acquisition company (“SPAC”) incorporated under the laws of the Cayman Islands and formerly listed on the NYSE, entered into a business combination agreement (“BCA”) with GoGreen Sponsor 1 LP, a Delaware limited partnership (the “Sponsor”), Aqua Merger Sub, a Cayman Islands exempted company (the “Merger Sub”) and Lifezone Holdings.

Lifezone, Lifezone Holdings and GoGreen consummated the SPAC Transaction pursuant to the BCA (the “SPAC Transaction”) on July 6, 2023 (the “Closing” and the “Closing Date” respectively). The transaction was unanimously approved by GoGreen’s Board of Directors and was approved at the extraordinary general meeting of GoGreen’s shareholders held on June 29, 2023 (the “EGM”). GoGreen’s shareholders also voted to approve all the other proposals presented at the EGM. As a result of the SPAC Transaction, the Merger Sub, as the surviving entity after the SPAC Transaction, and Lifezone Holdings each became wholly owned subsidiaries of Lifezone Metals Limited. As Lifezone shareholders hold the majority of shares in the combined entity post the acquisition, Lifezone’s key management personnel continues to direct the combined business and Lifezone set the direction of the board composition, Lifezone is considered the accounting acquirer.

The SPAC Transaction was accounted for as a capital reorganization (“Reorganization”). Under this method of accounting, GoGreen was treated as the “acquired” company for financial reporting purposes, with Lifezone being the accounting acquirer and accounting predecessor. Accordingly, the Reorganization was treated as the equivalent of Lifezone Metals issuing shares at Closing of the Reorganization for the net assets of GoGreen, accompanied by a recapitalization via Private Investment in Public Equity (“PIPE”) transaction. The Reorganization, which is not within the scope of IFRS 3 since GoGreen did not meet the definition of a business in accordance with IFRS 3, was accounted for within the scope of IFRS 2. In accordance with IFRS 2, Lifezone recorded a one-time non-cash expense of $76.9 million recognized as a SPAC Transaction expense, based on the excess of the fair value of Lifezone shares issued at a value of $10 per share over the fair value of GoGreen’s identifiable net assets acquired.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

1.	General information (continued)

SPAC Transaction (continued)

GoGreen’s net assets as of June 30, 2023, prior to the Closing of the SPAC Transaction predominantly comprised of cash and cash equivalents, less current liabilities, are together considered the fair value of GoGreen’s identifiable net assets. In accordance with IFRS 2 paragraph 10, the net assets of GoGreen will be stated at fair value, with no goodwill or other intangible assets recorded and any excess of fair value of Lifezone shares issued over the fair value of GoGreen’s identifiable net assets acquired represents a compensation for the service of a stock exchange listing for its shares, shown as SPAC Transaction expenses below.

	Shares issued at Closing	Fair value per Share	Fair value of shares at closing date
			$
Previous GoGreen Sponsor shareholders	6,468,600	10.00	64,686,000
Previous GoGreen public shareholders	1,527,554	10.00	15,275,540
	7,996,154		79,961,540
Fair value of GoGreen net assets			(3,104,056)
SPAC Transaction expense			76,857,484

The BCA was signed concurrent to the closing of the PIPE transaction, which raised $70.2 million of gross proceeds.

Prior to the Closing, the SPAC incurred 94.47% of redemptions from public shareholders following a redemption vote deadline of June 27, 2023, leaving 1,527,554 residual shares in trust. At the Closing, Lifezone acquired GoGreen and former GoGreen shareholders received the number of Lifezone shares and warrants equal to their former holdings of GoGreen shares and warrants. The outstanding warrants formerly associated with GoGreen will therefore be recognized in Lifezone future reported financial position.

Immediately prior to the Closing, holders of all outstanding Lifezone Holdings options (18,054 total) and restricted stock units (30,000 total) elected to exercise or settle, respectively, their options and restricted stock units for Lifezone Holdings shares. All outstanding Lifezone Holdings shares were subsequently exchanged for Lifezone shares at the Closing Date July 6, 2023 at a ratio of c. 94:1.

The SPAC Transaction is expected to have a significant impact on Lifezone’s future capital structure and operating results. The most significant change in Lifezone’s reported financial positions is an approximate increase in cash and cash equivalents from $44.4 million as at June 30, 2023 to $73.3 million as at September 30, 2023. Cash inflows during the three months ending September 30, 2023 related to $70.2 million in gross proceeds from the PIPE transaction consummated substantially simultaneously with the SPAC Transaction and $16.5 million GoGreen cash (post redemptions, but before paying all existing GoGreen liabilities), resulting in $86.6 million gross proceeds for Lifezone before listing and equity issuance costs.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

1.	General information (continued)

SPAC Transaction (continued)

As a result of the SPAC Transaction, Lifezone as the new parent company, became a SEC-registered Foreign Private Issuer (“FPI”) listed on the NYSE, which requires implementing procedures and processes to address public company regulatory requirements and customary practices. Management expects to incur additional annual expenses as a public company.

Following the Closing, but prior to the completion acquisition of Simulus Group Pty Ltd (“Simulus”) on July 18, 2023 as described in detail below, Lifezone shareholders comprised all prior shareholders of Lifezone Holdings, prior shareholders of GoGreen (including its public shareholders post-redemptions and Sponsor shareholders) plus all PIPE investors resulting in Lifezone having a total of 77,693,602 shares issued and outstanding.

Pursuant to earnout arrangements under the BCA, former Lifezone Holdings and Sponsor shareholder will receive additional Lifezone shares if the daily volume-weighted average price of Lifezone shares equals or exceeds (i) $14.00 per share for any 20 trading days within a 30-trading day period (“Trigger Event 1”) and (ii) $16.00 for any 20 trading days within a 30-trading day period (“Trigger Event 2”). Of the total shares issued and outstanding, 1,725,000 shares are issued but in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events. Further information on the accounting earnouts is provided in Note 20.

Lifezone’s Form F-1 registration statement became effective on September 29, 2023, registering the resale of certain Lifezone Metals shares and (private) warrants owned by certain previous Lifezone Holdings shareholders, the Sponsor shareholders (including its limited partners), PIPE investors and the sellers of the Simulus business. Pursuant to the BCA, a 180-day lock-up period following the Closing Date applies to (i) 5,133,600 Lifezone shares, and 667,500 warrants received by the Sponsor shareholders and (ii) the Lifezone shares received by the previous Lifezone Holdings shareholders who owned 1.5% or more of the outstanding Lifezone Holdings shares prior to the Closing Date, in each case, subject to certain exceptions. 1,335,000 Lifezone shares received by the Sponsor shareholders were subject to a 60-day lock-up from the Closing Date.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

1.	General information (continued)

SPAC Transaction (continued)

Lifezone’s shareholdings at the time of the Closing are summarized below. The table below excludes shares issued at the completion of the acquisition of Simulus which was completed on July 18, 2023 as discussed in Note 22.

Shareholders	Shares At Closing	% At Closing	Shares (Fully Diluted)	Fully Diluted %
Previous Lifezone Holdings shareholders	62,680,131	80.7%	62,680,131	52.5%
Previous GoGreen Sponsor shareholders	6,468,600	8.3%	6,468,600	5.4%
Previous GoGreen public shareholders	1,527,554	2.0%	1,527,554	1.3%
PIPE Investors	7,017,317	9.0%	7,017,317	5.9%
Total	77,693,602	100.0%	77,693,602	65.0%

Warrants ($11.50 Exercise Share Price)
Previous GoGreen public warrants			13,800,000	11.6%
Previous GoGreen Sponsor warrants			667,500	0.6%
Total			14,467,500	12.1%

Earnout Trigger Event 1 ($14.00 per Share)
Previous Lifezone Holdings shareholders			12,536,026	10.5%
Previous GoGreen Sponsor shareholders			862,500	0.7%
Total			13,398,526	11.2%

Earnout Trigger Event 2 ($16.00 per Share)
Previous Lifezone Holdings shareholders			12,536,026	10.5%
Previous GoGreen Sponsor shareholders			862,500	0.7%
Total			13,398,526	11.2%

Fully Diluted Total			119,458,154	100.0%

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

1.	General information (continued)

Simulus acquisition

On March 3, 2023, Metprotech, a wholly owned subsidiary of Lifezone, signed a share sale agreement with the shareholders of Simulus, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia.

The transaction formally closed on July 18, 2023 for a total consideration of $14.53 million comprising a $1.0 million deposit paid on March 27, 2023, a cash consideration of $7.5 million paid on closing and 500,000 shares in Lifezone. The vendors are restricted from disposing of, transferring, or assigning their consideration shares for a period of six months from the completion of the Simulus acquisition.

Further information on the accounting of the Simulus acquisition is provided in Note 22.

2.	Significant accounting policies

2.1.	Basis of preparation

Lifezone’s Unaudited Condensed Consolidated Interim Financial Statements for the nine months ended September 30, 2023 have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ under the International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and are reported in U.S. dollars (“USD” or “$”).

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a historical cost basis unless otherwise stated.

The same accounting policies, presentation and methods of computation have been followed in these Unaudited Condensed Consolidated Interim Financial Statements as were applied in the preparation of the financial statements of Lifezone Holdings for the year ended December 31, 2022, except for the impact of the adoption of the Standards and Interpretations as described in Note 2.2

These standards and amendments do not have a significant impact on these unaudited condensed consolidated interim financial statements and therefore the disclosures have not been made.

Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New IFRS, amendments and Interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Lifezone’s financial statements.

The Unaudited Condensed Consolidated Interim Financial Statements incorporate the results of the Flip-Up as discussed in Note 1, as of June 24, 2022. Lifezone Holdings acquired 100% of the equity interest in Lifezone Limited, a transaction accounted for using the predecessor value method. Business combinations under common control are outside the scope of IFRS 3, therefore, Lifezone management used its judgment to develop an accounting policy that is relevant and reliable, in accordance with IAS 8. Management considered the application of the predecessor value method as the most appropriate (also known as merger accounting), which involves accounting for the assets and liabilities of the acquired business using existing carrying values of the acquired business.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

2.	Significant accounting policies (continued)

2.1.	Basis of preparation (continued)

In the Unaudited Condensed Consolidated Interim Statement of Financial Position, the acquiree’s identifiable assets and liabilities are recognized at their carrying values at the acquisition date. The increase in the fair value of share-based payment reserves, assumed by Lifezone Holdings as part of the Flip-Up, was accounted for directly in equity under Other Reserves. The results of acquired operations are included in the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income from the date on which control is obtained.

Lifezone has prepared the Unaudited Condensed Consolidated Interim Financial Statements on the basis that it will continue to operate as a going concern as discussed in Note 2.5.

The Unaudited Condensed Consolidated Interim Financial Statements comprise the financial statements of Lifezone and all its controlled subsidiaries as of September 30, 2023. Control is achieved when Lifezone is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, Lifezone controls an investee if, and only if, Lifezone has:

●	power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);
●	exposure, or rights, to variable returns from its involvement with the investee; or
●	the ability to use its power over the investee to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when Lifezone has less than a majority of the voting or similar rights of an investee, Lifezone considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	the contractual arrangement(s) with the other vote holders of the investee;
●	rights arising from other contractual arrangements; and
●	Lifezone’s voting rights and potential voting rights.

Lifezone reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when Lifezone obtains control over the subsidiary and ceases when Lifezone loses control of the subsidiary. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the year are included in the Unaudited Condensed Consolidated Interim Financial Statements from the date Lifezone gains control until the date Lifezone ceases to control the subsidiary.

2.2.	Accounting pronouncements

The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the annual consolidated financial statements of Lifezone Holdings for the year ended December 31, 2022, except for the adoption of new standards effective as of January 1, 2023. Lifezone has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2023, but do not have an impact on the unaudited condensed consolidated interim financial statements of the Company, as follows:

●	IFRS 17 ‘Insurance Contracts’
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12, Income Taxes)
●	Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors)
●	Disclosure of Accounting Policies (Amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

2.	Significant accounting policies (continued)

2.3.	Basis of consolidation

Profit or loss and each component of other comprehensive income are attributed to the equity holders of Lifezone Metals Limited as the parent entity of Lifezone and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with Lifezone’s accounting policies. All intra-group assets and liabilities, equity, income, expenses, and cash flows relating to transactions between members of Lifezone are eliminated on full consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If Lifezone loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest, and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment remains recognized at fair value.

Lifezone attributes total comprehensive income or loss of subsidiaries between the owners of Lifezone Metals Limited as the parent entity and the non-controlling interests based on their respective ownership interests.

The Consolidated Interim Financial Statements comprise the financial statements as of September 30, 2023, of the following 19 subsidiaries.

	Direct /	Country of	Principal place of	Percentage of Ownership (%)
Name of subsidiary	Indirect	incorporation	Business	2023	2022
Aqua Merger Sub (in liquidation)	Direct	Cayman Islands	Cayman Islands	100.0%	100.0%
Lifezone Holdings Limited	Indirect	Isle of Man	Isle of Man	100.0%	100.0%
Lifezone Limited	Indirect	Isle of Man	Isle of Man	100.0%	100.0%
Lifezone Holdings US, LLC	Indirect	United State of America	United State of America	100.0%	0%
Lifezone US Holdings Limited	Indirect	United Kingdom	United Kingdom	100.0%	0%
Lifezone US Holdings LLC	Indirect	United State of America	United State of America	100.0%	0%
Lifezone Recycling US, LLC	Indirect	United State of America	United State of America	100.0%	0%
LZ Services Limited	Indirect	United Kingdom	United Kingdom	100.0%	100.0%
Kabanga Holdings Limited	Indirect	Cayman Islands	Cayman Islands	83.0%	91.1%
Kabanga Nickel Company Limited	Indirect	Tanzania	Tanzania	83.0%	91.1%
Kabanga Nickel Limited	Indirect	United Kingdom	United Kingdom	83.0%	91.1%
Kagera Mining Company Limited	Indirect	Tanzania	Tanzania	83.0%	91.1%
Metprotech Pacific Proprietary Limited	Indirect	Australia	Australia	100.0%	100.0%
The Simulus Group Pty Limited	Indirect	Australia	Australia	100.0%	0%
Simulus Pty Limited	Indirect	Australia	Australia	100.0%	0%
Romanex International Limited	Indirect	Canada	Canada	83.0%	91.1%
Tembo Nickel Corporation Limited	Indirect	Tanzania	Tanzania	69.7%	76.5%
Tembo Nickel Mining Company Limited	Indirect	Tanzania	Tanzania	69.7%	76.5%
Tembo Nickel Refining Company Limited	Indirect	Tanzania	Tanzania	69.7%	76.5%

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

2.	Significant accounting policies (continued)

2.3.	Basis of consolidation (continued)

Lifezone Holdings US, LLC, Lifezone US Holdings LLC and Lifezone Recycling US, LLC were incorporated on September 15, 2023 in the state of Delaware, USA. Lifezone US Holdings Limited was incorporated on September 12, 2023 in the United Kingdom. Investments in these entities as of September 30, 2023 reflect the nominal share value. These three companies have no tangible assets or business activities at the date of this report.

2.4.	Business combinations under common control

Business combinations involving entities under common control are outside the scope of IFRS 3 ‘Business Combinations’ (Paragraphs B5–B12D) and there is no other specific IFRS guidance. Accordingly, Lifezone management used its judgement to develop an accounting policy that is relevant and reliable, in accordance with

IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’.

2.5.	Going concern

The management of Lifezone has assessed the going concern assumptions of Lifezone during the preparation of these Unaudited Condensed Consolidated Interim Financial Statements. Lifezone generated a net comprehensive loss attributable to ordinary shareholders of the company of $359.5 million for the nine months ended September 30, 2023 (September 30, 2022: $7.8 million) and accumulated losses of $403.4 million at September 30, 2023 (December 31, 2022: $44.4 million).

As of September 30, 2023, Lifezone had consolidated cash and cash equivalents of $73.3 million. The cash flow for the nine months ended September 30, 2023 was $52.7 million (September 30, 2022: net outflows $13.0 million), consisting of $115.0 million of net inflows (September 30, 2022: net outflows $0.07 million) from financing activities arising from the completion of the SPAC Transaction, the PIPE transaction and an investment by BHP in KNL. Net outflows from operating activities of $23.6 million (September 30, 2022: net outflows $9.4 million) and net outflows from investing activities of $38.6 million (September 30, 2022: net outflows $3.5 million), relate mainly to expenditure for the Kabanga Nickel project and the Simulus acquisition.

Based on Lifezone’s current and increasing liquidity and anticipated funding requirements, Lifezone will need additional capital in the future to fund its operations and project developments. Lifezone’s future operating losses and capital requirements may vary materially from those currently planned and will depend on many factors including Lifezone’s growth rate, the execution of various growth projects, and the demand for the Hydromet Technology, capital costs expected for the construction costs of the Kabanga Nickel project, and the demand for the minerals we envision extracting in our metals extraction business and as well as for Lifezone’s working capital requirements.

To enhance our liquidity position or increase our cash reserve for future investments or operations, we continue to explore arrangements with potential customers for the offtake of the metals that we expect to produce in the future from the Kabanga Nickel project, and we may in the future seek equity, mezzanine and alternative or debt financing. Additionally, we may receive the proceeds from any exercise of any warrants in cash. Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at a price of $11.50 per share in cash.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

2.	Significant accounting policies (continued)

2.5.	Going concern (continued)

Lifezone’s Form F-1 registration statement became effective on September 29, 2023, registering the resale of certain Lifezone Metals shares and (private) warrants owned by certain previous Lifezone Holdings shareholders, the Sponsor shareholders (including its limited partners), PIPE investors and the sellers of the Simulus business. Pursuant to the BCA, a 180-day lock-up period following the Closing applies to (i) 5,133,600 Lifezone shares, and 667,500 warrants received by the Sponsor shareholders and (ii) the Lifezone shares received by the previous Lifezone Holding’s shareholders who owned 1.5% or more of the outstanding Lifezone Holdings shares prior to the Closing, in each case, subject to certain exceptions. 1,335,000 Lifezone shares received by the Sponsor shareholders were subject to a 60-day lock-up from the Closing Date.

We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive is dependent upon the market price of our Lifezone ordinary shares. On December 13, 2023, the market price for our Lifezone ordinary shares was $8.50. When the market price for our Lifezone ordinary shares is less than $11.50 per share (i.e., the warrants are “out of the money”), we believe warrant holders will be unlikely to exercise their warrants. If all the warrants are exercised, an additional 14,391,200 Lifezone ordinary shares would be outstanding, with further details available under Note 27 (Subsequent events).

The Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and discharge of liabilities in the ordinary course of business. Lifezone has not generated significant revenues from operations and, as common with many exploration-stage mining companies, Lifezone raises financing for its exploration, study and research and development activities in discrete tranches. As such, the ability of Lifezone to continue as a going concern depends on its ability to secure this additional financing. In the event Lifezone issues additional equity in the future, shareholders could face significant dilution in their holdings.

Together with its brokers and financial advisors, Lifezone continuously monitors capital market conditions, and the Board recurrently considers various forms of financing available to Lifezone.

In the event that Lifezone is unable to secure sufficient funding, it may not be able to fully develop its projects, and this may have a consequential impact on the carrying value of the related exploration and evaluation assets and the investment of Lifezone Metals Limited in its subsidiaries as well as the going concern status of Lifezone. Given the nature of Lifezone’s current activities, it will remain dependent on equity, mezzanine, debt funding or monetizing the offtake from the Kabanga Nickel project until such time as the Lifezone becomes self-financing from the commercial production of its mineral resources and royalties received from intellectual property rights linked to its Hydromet Technology. To the extent that Lifezone foresees increasing financing risks, jeopardizing the existence of Lifezone, Lifezone can accelerate the reduction of costs and aim for smaller, more targeted capital raises.

Given that Lifezone will likely need to raise funds within twelve months from the date of approval of these unaudited condensed consolidated interim financial statements for project development, new projects, acquisitions and to fund operations, the situation gives rise to a material uncertainty as there can be no assurance Lifezone will be able to raise required financing in the future. Notwithstanding this material uncertainty, the Directors of Lifezone consider it appropriate to prepare the financial statements on a going concern basis given Lifezone’s ability to raise necessary funding and its shareholder base at Lifezone and at KNL. The financial statements do not include the adjustments that would result if Lifezone was unable to continue as a going concern.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

2.	Significant accounting policies (continued)

2.6.	Functional and reporting currency

These Unaudited Condensed Consolidated Interim Financial Statements are presented in USD, which is Lifezone’s functional currency, and all values are rounded to the nearest USD, except where otherwise indicated. The functional currency is the currency of the primary economic environment in which the entity operates. Accordingly, Lifezone measures its financial results and financial position in USD, expressed as $ in this document.

Lifezone incurs transactions mainly in USD, British Pounds (“GBP”), Australian Dollars (“AUD”) and Tanzanian Shillings (“TZS”).

The subsidiaries LZ Services Limited (“LZSL”) a company incorporated in England and Wales; and Metprotech Pacific Pty Ltd (“Metprotech”) a company incorporated in Australia, are both wholly owned subsidiaries of Lifezone Limited, and have functional currencies as GBP and AUD respectively. Simulus and its subsidiary Simulus Pty Limited both companies incorporated in Australia, are wholly owned subsidiaries of Metprotech and have functional currencies of AUD. The balances of the subsidiaries reporting under other currencies are translated to USD.

3.	Key sources of estimation and uncertainty

Significant accounting judgements, estimates and assumptions.

The preparation of Lifezone’s Unaudited Condensed Consolidated Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in the future period.

The judgements, estimates and assumptions applied in the Unaudited Condensed Consolidated Interim Financial Statements, including the key sources of estimation uncertainty, were the same as those applied in Lifezone’s (and its predecessor holding companies) last annual financial statements for the year ended December 31, 2022.

Fair value hierarchy

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

3.	Key sources of estimation and uncertainty (continued)

Fair value hierarchy (continued)

Equity Instruments for which fair value is measured or disclosed in the financial statements are categorised within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities
●	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
●	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For instruments that are recognised in the financial statements at fair value, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The management determines the policies and procedures for non-recurring measurement, such as share options and restricted stock units. There are no recurring fair value measurements, and the movement in the fair value of the share options and restricted stock units is due to a modification during the year.

Management have involved external valuers for valuation of the equity instruments. Selection criteria include market knowledge, reputation, independence and whether professional standards are maintained. Share options and restricted stock units are currently measured under Level 3, the inputs for which are disclosed in Note 20.

Management have assessed that the fair values of cash and cash equivalents, trade receivables, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

4.	Segment information

For management purposes, Lifezone is organized into business units based on the main types of activities and has two reportable operating segments, as follows:

●	Metals extraction and refining business; and
●	Intellectual property (“IP”) licensing business.

The Metals extraction and refining segment of the business consists of Lifezone’s interest in KNL, comprising the Kabanga Nickel project. The IP segment comprises patents residing with and managed by Lifezone’s subsidiary Lifezone Limited, and a team of highly trained engineers and scientists based in Lifezone’s newly acquired hydromet laboratory based in Perth, with the majority having joined via the Simulus acquisition, that closed on July 18, 2023.

Further information on the accounting of the Simulus acquisition is provided in Notes 1 and 22.

The Chief Executive Officer ensures that the corporate strategy is being implemented. He manages Lifezone on a day-to-day basis, monitors the operating results of its two business units separately for the purpose of making decisions about resource allocation and performance assessment and is Lifezone’s Chief Operating Decision Maker. Segment performance is evaluated based on cash flows, operating profit or loss before taxes and is measured with operating profit or loss in the Unaudited Condensed Consolidated Interim Financial Statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

4.	Segment information (continued)

However, Lifezone’s financing and treasury operations are managed by corporate functions based in London.

Inter-segment eliminations and transactions are identified separately, and the combined segments’ information is reconciled to the Statement of Financial Position and Statement of Comprehensive Income.

Inter-segment revenues are eliminated upon consolidation and reflected in the ‘Inter-segment eliminations’ column.

The results for the nine months ending September 30, 2023 and September 30, 2022 respectively are shown below.

	Intellectual	Metals	Inter-Segment
	Property	Extraction	eliminations	Total
	$	$	$	$
For the nine months ended September 30, 2023
Revenue	8,027,904	1,274,076	(8,238,961)	1,063,019
Interest income	78,023	279,455	-	357,478
(Loss) gain on foreign exchange	(253,222)	111,150	-	(142,072)
General and administrative expenses	(26,929,249)	(342,565,441)	8,238,961	(361,255,729)
Interest expense	(71,851)	(78,791)	-	(150,642)
Loss before tax	(19,148,395)	(340,979,551)	-	(360,127,946)

For the period ended September 30, 2023
Segment assets	10,738,961	136,609,717	-	147,348,678
Segment liabilities	(4,616,593)	(11,020,903)	-	(15,637,496)

	Intellectual	Metals	Inter-Segment
	Property	Extraction	eliminations	Total
	$	$	$	$
For the nine months ended September 30, 2022
Revenue	6,440,383	-	(4,794,339)	1,646,044
Interest income	46,122	80,931	-	127,053
(Loss) on foreign exchange	(55,753)	(89,161)	-	(144,914)
General and administrative expenses	(3,256,825)	(11,665,914)	4,794,339	(10,128,400)
Interest expense	-	(198,861)	-	(198,861)
Gain (loss) before tax	3,173,927	(14,873,005)	-	(8,699,078)

For the period ended September 30, 2022
Segment assets	11,870,999	45,521,793	-	54,392,792
Segment liabilities	(372,848)	(8,812,973)	-	(9,185,821)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

5.	Revenue

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Kellplant Proprietary Ltd	56,140	130,583	129,680	1,133,122
Kelltechnology SA Proprietary Ltd	159,520	377,707	524,888	440,330
Consulting and management fee with affiliated companies	215,660	508,290	654,568	1,573,452
Non-affiliated company revenue	340,611	23,449	408,451	72,592
	556,271	531,739	1,063,019	1,646,044

Revenue is attributable to Hydromet consulting related to mineral beneficiation operations of affiliated companies and technical and laboratory services provided by Simulus to a wide array of customers. The affiliated entities are joint venture entities of Lifezone. Lifezone Limited has a 50% interest in Kelltech Limited, a joint venture with Sedibelo Resources Limited. Lifezone Limited has an indirect 33.33% interest in Kelltechnology SA Proprietary Ltd (“KTSA”), a subsidiary of Kelltech Limited, and Kellplant Proprietary Ltd (“Kellplant”), a wholly owned subsidiary of KTSA as disclosed in detail in Note 23.

Non-affiliated company revenue of $340k during the three months ending September 30, 2023 relates to third party customers following the Simulus acquisition as disclosed in Note 1 and 22.

6.	Interest income

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Interest on shareholder loans	-	2,656	6,841	6,821
Other interest company revenue	87,678	96,581	350,637	120,232
	87,678	99,237	357,478	127,053

Other interest income arises from cash in bank deposits with bank interest averaging 0.10 -1.40% over the period.

7.	Interest expense

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
		$	$	$	$
Interest accretion on contingent consideration	18	40,186	59,905	119,290	179,714
Interest accretion on lease liability	16	18,788	7,006	31,352	17,752
Other interest expenses		-	1,395	-	1,395
		58,974	68,306	150,642	198,861

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

8.	General and administrative expenses

The following is a summary of key expenses included in general and administrative expenses:

		Three months ended September 30,		Nine months ended September 30,
	Note	2023	2022	2023	2022
		$	$	$	$
Wages & employee benefits		2,070,172	925,602	3,886,714	2,224,736
Professional fees		1,181,725	1,075,535	11,374,386	3,119,398
Directors’ fees		262,179	43,604	348,679	130,729
Legal expenses		80,357	118,982	245,577	261,146
Mining expenses		-	351,578	-	934,816
Depreciation of property and equipment	11	534,589	30,929	642,281	76,618
Depreciation of right of use asset	11	144,641	9,887	206,670	33,374
Amortization of intangible assets		84,973	-	123,274	33,619
Share-based expense - Lifezone Holdings shareholder earnout	20	248,464,035	-	248,464,035	-
Share-based expense - Sponsor earnout	20	17,094,750	-	17,094,750	-
SPAC transaction expenses		76,857,484	-	76,857,484	-
Taxes & licenses		-	1,486,749	-	1,546,071
Loss gain on foreign exchange		228,619	114,441	142,072	144,914

Lifezone incurred costs of $23.2 million associated with the SPAC and PIPE transactions over 2022 and 2023, of which $9.6 million were accrued in 2022, while $13.5 million were incurred in 2023. Lifezone has apportioned $5.7 million as directly attributable to equity issuance fees recognised within shareholder’s equity resulting in a net balance of $7.9 million expensed which is included in Professional fees above for the nine months ended September 30, 2023 (September 30, 2022: $573,299).

Share-based payment expenses of $265,558,785 under the SPAC Transaction have been recognized in accordance with IFRS 2 Share-based Payment, related to the earnouts with market performance vesting conditions as described in Note 1. These earnouts relate to shares granted to previous Lifezone Holdings shareholders and Sponsor shareholders. In addition, related to the SPAC Transaction, Lifezone has recognized $76,857,484 as SPAC transaction expenses to account for the excess of fair value of equity in Lifezone issued to participating (non-redeeming) GoGreen shareholders over the fair value of GoGreen’s identifiable net assets acquired classified as a service of a stock exchange listing in accordance with IFRS 2, paragraph 10.

Lifezone capitalized mining expenses in Q3 2023 to exploration and evaluation assets following advancement in its exploration and study program as disclosed in detail in Note 12.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

9.	Cash and cash equivalents

	September 30,	December 31,
	2023	2022
	$	$
Cash in banks	73,258,538	20,535,210

Cash in banks earns interest at the bank deposit rates averaging 0.10 -1.40% over the period.

Interest income from cash and cash equivalents amounted to $350,637 for the nine months ended September 30, 2023 (December 31, 2022: $214,252).

10.	Trade and other receivables

Other receivables consist of the following:

		September 30,	December 31,
	Note	2023	2022
		$	$
Tax receivables		4,255,692	2,827,070
Other receivables		427,000	158,231
Receivables from affiliated entities	17	1,612,291	959,935
Prepayments		2,184,751	560,946
Related party receivables	17	75,000	655,683
Prepaid mining license		88,589	843,342
		8,643,323	6,005,207

Tax receivables are short term and receivable within twelve months following applicable tax refund application in the local tax jurisdiction. Lifezone has VAT receivables with Tanzania and United Kingdom tax authorities, and GST receivables with Australian tax authority.

Receivables from affiliated entities relate to short term services and payments on behalf of affiliated entities disclosed in Note 17. Trade receivables arising from revenue activities are included as part of Receivables from affiliated entities. Credit terms are 30 days from the start of the period being charged.

Prepayments include Directors and officers (“D&O”) annual insurance in addition to a 6-year run out cover taken out as part of the BCA transaction. D&O insurance was required to cover the risk of potential compensation claims against business’ directors for alleged wrongful acts such as breach of trust, breach of duty, neglect, etc. As of September 30, 2023 D&O insurance amounted to $1,252,676.

Lifezone’s Tanzanian subsidiary Tembo Nickel Corporation Limited (“Tembo Nickel”) is required to pay an annual fee to maintain its mining license with the Tanzanian Mining Commission. The prepaid portion of the fee is reflected in the Prepaid mining license balance above.

All other receivables are short term in nature.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

11.	Property and equipment and right-of-use assets

Lifezone’s property and equipment and right-of-use assets include building, transportation equipment, and office and computer equipment. The carrying amounts for the reporting periods can be analyzed as follows:

	Buildings	Transportation equipment	Office and computer equipment	Laboratory and testing equipment	Total Property and equipment	Right-of-use assets	Total
	$	$	$	$	$	$	$
Cost
As at January 1, 2022	932,623	41,457	52,292	-	1,026,372	-	1,026,372
Additions	-	82,495	202,369	-	284,864	469,743	754,607
Disposals for the period	(255,346)	-	(16,445)	-	(271,791)	-	(271,791)
As at December 31, 2022	677,277	123,952	238,216	-	1,039,445	469,743	1,509,188

Accumulated depreciation
As at January 1, 2022	(14,713)	(7,773)	(3,041)	-	(25,527)	-	(25,527)
Charge for the period	(22,068)	(36,639)	(70,889)	-	(129,596)	(117,436)	(247,032)
As at December 31, 2022	(36,781)	(44,412)	(73,930)	-	(155,123)	(117,436)	(272,559)
Carrying amount at December 31, 2022	640,496	79,540	164,286	-	884,322	352,307	1,236,629

Cost
As at January 1, 2023	677,277	123,952	238,216	-	1,039,445	469,743	1,509,188
Additions from acquisitions	-	-	220,698	4,704,783	4,925,481	261,139	5,186,620
Foreign exchange impact	-	-	(11,603)	(247,364)	(258,967)	-	(258,967)
Additions	-	75,551	465,320	-	540,871	1,069,495	1,610,366
As at September 30, 2023	677,277	199,503	912,631	4,457,419	6,246,830	1,800,377	8,047,207

Accumulated depreciation
As at January 1, 2023	(36,781)	(44,412)	(73,930)	-	(155,123)	(117,436)	(272,559)
Exchange adjustments	-	-	(483)	(10,307)	(10,790)	-	(10,790)
Charge for the period	(16,551)	(51,639)	(377,575)	(185,726)	(631,491)	(206,670)	(838,161)
As at September 30, 2023	(53,332)	(96,051)	(451,988)	(196,033)	(797,404)	(342,106)	(1,121,510)

Carrying amount at September 30, 2023	623,945	103,452	460,643	4,261,386	5,449,426	1,476,271	6,925,697

During 2022, the Lifezone disposed of certain buildings and office and computer equipment with a carrying value of $271,791. These assets relate to the legacy Tanzanian operations deemed no longer in use. Lifezone recognized a loss on disposal of property and equipment amounting to $271,791 in the prior year audited Consolidated Statement of Comprehensive Income.

There were no disposals during the nine months ended September 30, 2023.

Non-cash additions of $1,330,634 relating to new leased office space were recognized in the nine months ended September 30, 2023 as disclosed in Note 16.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

12.	Exploration and evaluation assets and mining data

	Mining Data	Exploration and evaluation assets	Total
	$	$	$
Cost
As at January 1, 2022	12,746,135	-	12,746,135
Additions during the period	-	5,709,171	5,709,171
Carrying amount as at December 31, 2022	12,746,135	5,709,171	18,455,306
Cost
As at January 1, 2023	12,746,135	5,709,171	18,455,306
Additions during the period	-	30,109,241	30,109,241
Carrying amount as at September 30, 2023	12,746,135	35,818,412	48,564,547

The capitalization of exploration and evaluation costs assumes that there is a reasonable prospect that the project can be developed into a profitable mining operation and that the exploration and evaluation expenditure and study work relating to a mineral resource within a valid license area could result in cash in-flows over time.

Exploration and evaluation expenditures are recognized and measured at cost and the exploration and evaluation assets are classified as intangible assets.

Lifezone assesses exploration assets for impairment when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. In making this assessment, Lifezone have regard to the facts and circumstances noted in IFRS 6, paragraph 20. In performing its assessment of each of these factors, as at September 30, 2023, Lifezone has:

●	reviewed the time period that Lifezone group companies have the right to explore the area and noted no instances of expiration, or licences that are expected to expire in the near future and not be renewed.
●	determined that further exploration and evaluation expenditure is either budgeted or planned for these licences;
●	not decided to discontinue exploration activity due to there being a lack of quantifiable mineral resource; and
●	not identified any instances where sufficient data exists to indicate that there are licences where the exploration and evaluation expenditure is unlikely to be recovered from successful development or sale.

Lifezone assesses on a project-by-project basis if the exploration and evaluation phase has concluded. At the earliest, an exploration asset gets reclassified as a development asset when a current and positive Feasibility Study describing the development path for the mineral resource was released and is available publicly. That is usually also the time when a mineral reserve gets declared. A reclassification will happen at the latest when an exploration asset gets approved for development.

Where Lifezone is unsuccessful in acquiring or being granted a tenement area, any such costs are immediately expensed. All costs incurred prior to securing the legal right to undertake exploration activities on a project are written-off as incurred. Exploration and evaluation expenditures to not include expenditures incurred after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Additions during the period are essentially capitalized expenditure incurred in the development of Kabanga Nickel project in Tanzania.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

13.	Other intangibles assets

	Patents	Goodwill	Software	Total Intangibles
	$	$	$	$
Cost
As at January 1, 2022	806,868	-	-	806,868
Additions during the period	92,545	-	92,096	184,641
As at December 31, 2022	899,413	-	92,096	991,509
Accumulated amortization
As at January 1, 2022	(225,451)	-	-	(225,451)
Charge for the period	(71,095)	-	-	(71,095)
As at December 31, 2022	(296,546)	-	-	(296,546)
Carrying amount at December 31, 2022	602,867	-	92,096	694,963

Cost
As at January 1, 2023	899,413	-	92,096	991,509
Additions during the period	81,100	9,020,813	178,315	9,280,228
As at September 30, 2023	980,513	9,020,813	270,411	10,271,737
Accumulated amortization
As at January 1, 2023	(296,546)	-	-	(296,546)
Charge for the period	(57,982)	-	(65,292)	(123,274)
As at September 30, 2023	(354,528)	-	(65,292)	(419,820)
Carrying amount at September 30, 2023	625,985	9,020,813	205,119	9,851,917

Goodwill recognized in the period relates to the acquisition of Simulus, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia by Metprotech on July 18, 2023 as disclosed in detail in Note 22.

Management with the assistance of an independent valuation specialist, have concluded that no identifiable intangible assets existed from the acquisition of Simulus. Management have concluded that the fair value of the intangible assets acquired as a result of the Simulus transaction was de minimis (i.e., no independent value existed). Based on this conclusion and given the de minimis value, any intangible assets that may exist are not required to be recorded and classified outside of goodwill. Management also determined that recording and classifying a de minimis amount of intangible assets within goodwill would not cause the financial statements to be misleading and/or cause a reasonable user of the financial statements to arrive at a different conclusion.

There were no indicators of impairment during the period to September 30, 2023 to suggest that the provisional goodwill had been impaired. Therefore, as at September 30, 2023, the goodwill relating to the Simulus acquisition has not yet been subject to any impairment testing.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

14.	Trade and other payables

	September 30,	December 31,
	2023	2022
	$	$
Trade payables	891,541	645,677
Tax payable	129,007	595,412
Accrued expenses	8,942,440	15,360,522
	9,962,988	16,601,611

Included in accrued expenses and trade payables as of September 30, 2023 are $2,500,000 (December 31, 2022: $9,649,642) of accrued non-recurring listing costs and equity issuance costs in relation to the SPAC and PIPE transactions. On October 13, 2023 the $2,500,000 above amount was paid.

All amounts are short-term. The carrying value of trade payables and accrued expenses are considered to be a reasonable approximation of their fair value.

15.	Subscription receivable

	September 30,	December 31,
	2023	2022
	$	$
Subscription receivable	-	50,000,000

In October 2022, BHP agreed to invest a further $50 million in KNL in the form of equity under the Tranche 2 Subscription Agreement. Please refer to Note 2.3

16.	Lease liabilities

Lifezone’s Tanzanian subsidiary, Tembo Nickel entered into a contract with Cordula Limited, Tanzania for lease of office space in Dar Es Salaam used for operations in 2022 for term five (5) years and an additional contract in 2023 for a further 5 years. The lease contract does not include variable lease payments. As at September 30, 2023 the remaining lease term was three (3) years.

Lifezone’s Australian subsidiary, Metprotech leases office space in Perth used for operations from Trustees of the Christian Brothers, Australia. The lease contract does not include variable lease payments. As at September 30, 2023 the remaining lease term was one (1) year and nine (9) months.

As part of the Simulus acquisition that closed on July 18, 2023 (please refer to Note 22), Lifezone assumed the existing lease obligations of Simulus. Simulus entered into a contract with the Seattle Investments Pty Ltd, Australia for lease of office and warehouse space in Perth used for operations in 2020. The terms of the lease were five (5) years. The lease contract does not include variable lease payments. As at September 30, 2023 the remaining lease term was one (1) year and seven (7) months.

On August 3, 2023, Simulus entered into a contract with Nowa Pty Ltd Australia for lease of office and warehouse space in Perth used for operations in 2022. The terms of the lease were five (5) years. The lease contract does not include variable lease payments. As at September 30, 2023 the remaining lease term was four (4) years and ten (10) months.

Lifezone or group subsidiaries’ obligations under its leases are secured by lessor’s title to the leased assets.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

16.	Lease liabilities (continued)

2023
$
As at January 1, 2022	-
Additions	456,068
Interest accretion on lease liability	20,745
Payments	(80,933)
As at January 1, 2023	395,880

Current	105,304
Non-current	290,576
395,880

As at January 1, 2023	395,880
Additions	1,314,453
Interest accretion on lease liability	31,352
Payments	(179,222)
As at September 30, 2023	1,562,463

Current	455,749
Non-current	1,106,714
1,562,463

Shown below is the maturity analysis of the undiscounted lease payments:

	September 30,	December 31,
	2023	2022
	$	$
Less than 1 year	521,768	122,513
More than 1 year but less than 5 years	1,162,885	311,850
	1,684,653	434,363

17.	Significant related party transactions

Related Party relationships with shareholders with significant influence

The three founding shareholders of Lifezone and members of their immediate family are related parties, some with significant influence over the affairs of Lifezone. Keith Liddell and family, Chris von Christierson and family, and Peter Smedvig, personally and via various investment companies and trusts collectively held approximately 63.0% of the outstanding Lifezone shares as of September 30, 2023. The three founding shareholders (including the members of their immediate families) are long-term financial supporters of the business and are not considered to be related to each other and are not considered to control or jointly control the financial and operating policy decisions of Lifezone. Lifezone has no commercial relationships beyond Peter Smedvig’s shareholding in Lifezone and no compensation or transfer of resources took place during the reporting period with Peter Smedvig and known family members.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

17.	Significant related party transactions (continued)

Related Party relationships with shareholders with significant influence (continued)

The Liddell family holdings are in aggregate approximately 30.7 % of all outstanding Lifezone shares as of September 30, 2023, making him and members of his immediate family related parties with significant influence over the affairs of the Company. Keith Liddell is a director at various group companies and was the Chairman of Lifezone Holdings until the listing at the NYSE, when he became the Chairman of Lifezone. He is also retained as a consultant to provide metallurgical engineering services to Lifezone in matters related to metals recovery and advice in respect of design, engineering, commissioning, and operation of Lifezone’s metal and mineral projects. This commercial agreement between Lifezone and Keth Liddell replaced an earlier agreement with Keshel Consult Limited, which was terminated on June 30, 2023, and replaced with a commercial agreement between Lifezone and Keith Liddell directly with effect from July 1, 2023.

His children, Simon Liddell and Natasha Liddell are employees of Metprotech; Simon Liddell is a director of the company Metprotech, and Natasha Liddell is a member of the Executive Committee. Keith’s stepson, Charles Liddell, has an IT consultancy agreement with KNL. Keith Liddell’s wife Shelagh Jane Liddell also holds shares and has not received compensation during the reporting period and has no commercial agreement with Lifezone.

Chris von Christierson was a director at various group companies but resigned as a non-executive director from the boards of Lifezone Holdings, Lifezone Limited and KNL with effect from August 31, 2023. He no longer holds any directorships with any group company. During the period January to September 2023, Chris von Christierson, through Southern Prospecting (UK) Limited was paid $21,656 (January to September 2022: $21,656) as non-executive director by Lifezone Limited, a wholly owned subsidiary of Lifezone, and through Southern Prospecting (UK) Limited was paid $21,656 (January to September 2022: $21,656) as a non-executive director by KNL, a wholly owned subsidiary of Lifezone. The holdings in trusts where family members of Chris von Christierson are beneficiaries are classified as true trust holdings managed by professional trustees, making Chris von Christierson and close family members not related parties with significant influence.

Director Compensation

During the period January to September 2023, Keith Liddell was paid $22,031 (January to September 2022: $22,031) as a non-executive director by Lifezone Limited, a wholly owned subsidiary of Lifezone and Keith Liddell was paid $22,031 (January to September 2022: $22,031) as a non-executive director by KNL, a subsidiary of Lifezone. Keith Liddell resigned from a number of Lifezone directorships on September 11, 2023, including Lifezone Holdings Limited, Lifezone Limited, and KNL.

Natasha Liddell was a non-paid Director of Lifezone Holdings and Lifezone Limited before resigning on September 11, 2023.

Directorships

Name of entity	Type	Keith Liddell	Simon Liddell
Metprotech Pacific Pty Limited	Subsidiary	●	●
Simulus Pty Ltd	Subsidiary	●
The Simulus Group Pty Ltd	Subsidiary	●
Tembo Nickel Mining Company Limited	Subsidiary	●
Tembo Nickel Refining Company Limited	Subsidiary	●
Tembo Nickel Corp. Limited	Subsidiary	●

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

17.	Significant related party transactions (continued)

Resignations and appointments for the nine months ended September 30, 2023

Chris von Christierson resigned on August 31, 2023 from:

●	Lifezone Holdings Limited,
●	Lifezone Limited,
●	Kabanga Nickel Limited,
●	Kelltech Limited.
●	Tembo Nickel Mining Company Limited,
●	Tembo Nickel Refining Company Limited; and
●	Tembo Nickel Corp. Limited.

Natasha Liddell resigned on September 11, 2023 from:

●	Lifezone Holdings Limited; and
●	Lifezone Limited.

Keith Liddell resigned on September 11, 2023 from:

●	Lifezone Holdings Limited,
●	Lifezone Limited,
●	LZ Services Limited,
●	Kabanga Nickel Limited,
●	Kelltech Limited; and
●	Kelltechnology South Africa (RF) (Pty) Ltd.

Keith Liddell was appointed on July 6, 2023 as a director of Lifezone Metals Limited

Keith Liddell was appointed on July 18, 2023 as a director of:

●	Simulus Pty Ltd; and
●	The Simulus Group Pty Ltd.

Transactions with significant shareholders and their extended families

Lifezone had a commercial agreement with Keshel Consult Limited for the engagement of Keith Liddell as a technical consultant of Lifezone Limited. For the nine months ending September 30, 2023 $392,445 was paid or payable to Keshel Consult Limited (September 30, 2022: $401,360). The total amount outstanding as at September 30, 2023 was $nil (September 30, 2022: $nil). This commercial agreement between Lifezone and Keshel Consult Limited was terminated on June 30, 2023, and replaced with a commercial agreement between Lifezone and Keith Liddell directly with effect from July 1, 2023.

Mr. Charles Liddell (stepson of Mr. Keith Liddell) is the owner / partner in the Australian firm Integrated Finance Limited. For the nine months ending September 30, 2023, Integrated Finance Limited were paid or payable $34,650 (September 30, 2022: $34,650) for the provision of information technology services to KNL, a wholly owned subsidiary of Lifezone. The total amount outstanding as of September 30, 2023 is $nil (September 30, 2022: $nil).

Ms. Natasha Liddell (the daughter of Mr. Keith Liddell) is a paid employee of Metprotech, a wholly owned subsidiary of Lifezone. For the nine months ending September 30, 2023, Ms. Natsha Liddell was paid $233,471 (September 30, 2022: $213,364), including short-term bonuses and pension payments. She joined Metprotech from BHP Australia in 2022 and is responsible for Sustainability and Communications at Lifezone.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

17.	Significant related party transactions (continued)

Transactions with significant shareholders and their extended families (continued)

Mr. Simon Liddell (the son of Mr. Keith Liddell) is a paid employee of Metprotech, a wholly owned subsidiary of Lifezone. For the nine months ending September 30, 2023, Mr. Simon Liddell was paid $214,755 (September 30, 2022: $142,778), including short-term bonuses and pension payments. He is VP Mining and has extensive underground mining experience, having joined from Gold Fields in Australia in 2022.

Lifezone Limited has a commercial agreement with Southern Prospecting (UK) Limited for the engagement of Chris von Christierson as a consultant of Lifezone Limited, a wholly owned subsidiary of Lifezone, in respect of mining projects and management. For the nine months ending September 30, 2023 Southern Prospecting was paid $56,050 (September 30, 2022: $56,050). The total amount outstanding at September 30, 2023 was $nil (September 30, 2022: $nil). This commercial agreement with Southern Prospecting (UK) Limited was terminated on August 31, 2023.

Lifezone Limited has a commercial agreement with Transition Resources Limited for the engagement of Anthony von Christierson as a consultant of Lifezone Limited. For the nine months ending September 30, 2023 $163,193 was paid or payable to Transition Resources Limited (September 30, 2022: $136,412). The total amount outstanding on September 30, 2023 was $192,402 (September 30, 2022: $nil). This commercial agreement with Transition Resources Limited was terminated on July 31, 2023, around the time of the completion of the listing project. As of August 1, 2023, Anthony von Christierson is an employee of LZSL, a wholly owned subsidiary of Lifezone and is a Senior Vice President, leading Lifezone’s business development department.

Related Party Loans

At the time of the listing, Lifezone did not provide personal loans to directors or a member of the Executive Committee.

Lisa Smith, a shareholder, but not considered holding significant influence over Lifezone has a loan of $75,000 with KNL. As at September 30, 2023 this was outstanding and is expected to be repaid before H1, 2024.

Related party receivables

Lifezone had receivables due from related parties as follows.

	September 30,	December 31,
	2023	2022
	$	$
Balances with affiliated entities
BHP Billiton (UK) DDS Limited	338,567	211,099
Kelltechnology SA Proprietary Ltd	1,273,724	748,836
Other receivables	1,612,291	959,935
Balances with key management personnel
Related party receivables – Interest free	75,000	375,000
Related party receivables – Interest bearing	-	280,683
	75,000	655,683

Balances with key management personnel

There are no balances with key management as at 30 September 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

17.	Significant related party transactions (continued)

Related party share-based payments

Lifezone Holdings granted restricted stock units to key management personnel as described in detail in Note 20.

Receivables from affiliated entities

Relate to short-term services to and payments on behalf of affiliated entities and are considered provided at arm’s length.

Remuneration of key management personnel

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Cash compensation for services	1,475,733	715,235	3,060,472	1,951,747
Short-term bonuses	-	-	512,524	-
Pension and medical benefits	35,558	21,022	67,693	43,876
Total compensation paid to key management personnel	1,511,291	736,257	3,640,689	1,995,623

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel as listed below.

Keith Liddell	Chairman
Chris Showalter	Chief Executive Officer
Ingo Hofmaier	Chief Financial Officer (joined June 29, 2023)
Dr Michael Adams	Chief Technology Officer
Gerick Mouton	Chief Operating Officer
Benedict Busunzu	Tembo Nickel Chief Executive Officer
Spencer Davis	Group General Counsel (joined March 1, 2023)
Natasha Liddell	Chief Sustainability Officer
Anthony von Christierson	Senior Vice President: Commercial and Business Development
Evan Young	Senior Vice President: Investor Relations and Capital Markets (joined October 10, 2023)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

17.	Significant related party transactions (continued)

Related party revenue

Lifezone had sales to related parties as follows for the period ending:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Kellplant Proprietary Ltd	56,140	130,583	129,680	1,133,122
Kelltechnology SA Proprietary Ltd	159,520	377,707	524,888	440,330
Consulting and management fee with affiliated companies	215,660	508,290	654,568	1,573,452

Related party revenue is attributable to Lifezone’s principal activity of hydromet consulting related to mineral beneficiation operations of affiliated companies primarily based in South Africa as discussed in Note 5. These affiliated entities are joint venture entities. Lifezone Limited has a 50% interest in Kelltech Limited, a joint venture with Sedibelo Resources Limited. Lifezone Limited has an indirect 33.33% interest in KTSA, a subsidiary of Kelltech, and Kellplant, a wholly owned subsidiary of KTSA as disclosed in detail in Note 23.

18.	Contingent consideration

In April 2021, KNL completed the acquisition of all shares of Kabanga Holdings Limited from Barrick International (Barbados) Corporation and Glencore Canada Corporation (“GCC”) and all shares of Romanex International Limited from GCC and Sutton Resources Limited for a total consideration of $14 million, to acquire the physical assets and all historical IP related to the Kabanga Nickel project. The IP relates to a significant amount of data and exploration and study expenses that earlier owners invested into the Kabanga Nickel project.

Of the $14 million, $8 million was paid by KNL to the previous owners before completion of the acquisition, with the remaining $6 million due to the sellers in stage payments as below:

●	The first tranche amounting to $2 million: payable at the earlier of completion of feasibility study and 3rd anniversary of the contract from date of signing.

●	The second tranche amounting to $4 million: payable at the earlier of the completion of feasibility study or the 5th anniversary of the contract from date of signing.

On December 15, 2022 KNL made the first tranche payment amounting to $2 million. The remaining $4 million is expected to be paid at the completion of a definitive feasibility study (“DFS”) or on December 9, 2024, whatever is earlier.

The present value of the outstanding balance of contingent consideration as of September 30, 2023 discounted at 4.25% has been reported on the Statement of Financial Position at $3,809,045 (December 31, 2022: $3,689,755).

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

18.	Contingent consideration (continued)

The carrying amounts for the reporting periods can be analyzed as follows:

$
Gross carrying amount
At January 1, 2022	5,681,603
Repayment	(2,000,000)
Remeasurement gain	(235,505)
Accretion of interest	243,657
At December 31, 2022	3,689,755
Accretion of interest	119,290
At September 30, 2023	3,809,045

The discounted % reflects a 2-year facility appropriately priced market comparable commercial loan offered by the company bank.

19.	Long term rehabilitation provision

	September 30,	December 31,
	2023	2022
	$	$
Asset retirement obligation provision	303,000	303,000

Lifezone’s exploration, development and future mining and processing activities are subject to various Tanzanian Government controls and regulations relating to protection of the environment, including requirements for the closure and reclamation of mining properties. Through the exploration and evaluation activities on Lifezone’s prospecting and mining properties, asset retirement obligations are incurred.

Lifezone expects to create provisions for the future cost of asset retirement and industry specific rehabilitation obligations on a discounted cash flow basis at the time of developing its mines and constructing and using related processing facilities. Asset retirement obligations represent the present value of future rehabilitation costs relating to prospecting and mining sites. Assumptions are made on the current and future economic environment, which management believes are a reasonable basis upon which to estimate future liabilities. These estimates are reviewed regularly to consider any material changes to the assumptions because of changes in laws and regulations, public expectations, costs, analysis of site conditions and changes in technology to restore the mine sites. However, actual asset retirement cost will ultimately depend upon future market prices for the necessary rehabilitation work required that will reflect market conditions at the relevant time.

Lifezone provided an asset retirement obligation as of September 30, 2023 of $303,000 (December 31, 2022: $303,000). These are historic obligations that were consolidated when Lifezone acquired the Kabanga Nickel project. All current exploration sites in Tanzania are restored once activities are completed. Lifezone is currently assessing if there are any legacy areas that require rehabilitation. Given that there is a chance that no liabilities exist, management has not reassessed the value of the asset retirement obligation provision during the nine months ended September 30, 2023.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity

Lifezone Holdings was incorporated on March 28, 2022, as a holding company for Lifezone Limited and acquired 100% of the equity interest in Lifezone Limited on June 24, 2022. Refer to Note 1.

Lifezone was incorporated on December 8, 2022, as a holding company for Lifezone Holdings and acquired 100% of the equity interest in Lifezone Holdings on July 6, 2023 as part of the SPAC Transaction. Refer to Note 1.

	September 30, 2023		December 31, 2022
	Number of Shares	$	Number of Shares	$
Share capital
Lifezone Holding Limited
Number of ordinary shares in issue			620,290
Nominal average value per ordinary per share				0.005
Nominal value of ordinary total shares:				3,101

Lifezone Metals Limited
Number of ordinary shares in issue	78,193,602
Nominal average value per ordinary per share		0.0001
Nominal value of ordinary total shares:		7,819

Share capital.

Share capital reflects the par value of shares issued as shown in the Unaudited Condensed Consolidated Interim Financial Position in the presentational currency USD.

Share premium.

Share premium reflects the excess of consideration received, net of equity issuance fees, over par value of shares.

Other reserve.

Other reserves reflect revaluation of Share-based payments and restricted stock units.

Foreign currency translation reserve.

The assets and liabilities of Lifezone’s foreign subsidiaries are translated into USD using the exchange rates in effect on the balance sheet dates. Equity accounts are translated at historical rates, except for the change in retained earnings during the year, which is the result of the period as shown in the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income. Revenue and expense accounts are translated using the weighted average exchange rate during the period. The cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded in Lifezone’s consolidated foreign currency translation reserve. Lifezone has subsidiaries functioning in GBP and AUD.

Accumulated deficit.

This includes all current and prior period accumulated losses of Lifezone.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Reconciliation of Shareholders’ equity (deficit) movement

	September 30, 2023		Movements	December 31, 2022
	Number of Shares	$	$	Number of Shares	$
Share capital, beginning	620,290	3,101			1,843
Transactions with shareholders
Lifezone Holdings restricted stock units exercised	30,000	150	150	-	-
Lifezone Holdings share options, net settled exercised	16,602	83	83	-	-
	46,602	233	233	-	-
Total Lifezone Holdings shares prior to exchange	666,892	3,334	-	-	-
Share exchange transaction
Total Lifezone Holdings shares exchange for Lifezone Metals shares	(666,892)	(3,334)	(3,334)	-	-
Exchange ratio 94:1
Exchanged for Issue of Lifezone Metal Limited shares	62,680,131	6,268	6,268	-	-

Previous GoGreen Sponsor shareholders	6,468,600	647	647	-	-
Previous GoGreen public shareholders	1,527,554	153	153	-	-
PIPE Investors	7,017,317	702	702	-	-
Simulus Vendors	500,000	50	50	-	-
	78,193,602	7,819	7,819

Share flip up transaction
Swap of Lifezone and KNL shares	-	-		(620,290)	(1,843)
Issue of Lifezone Holdings shares	-	-		620,290	3,101
				-	1,258
Total transactions with shareholders	78,193,602	7,819	7,819	-	1,258

Share capital, ending	78,193,602	7,819	4,718	620,290	3,101

Share premium		183,688,771	158,012,115		25,676,656
Equity issuance fees		(5,923,979)	(5,683,979)		(240,000)
Total share premium		177,764,792	152,328,136		25,436,656

Lifezone Holdings restricted stock units		-	(14,379,698)		14,379,698
Lifezone Holdings share options		-	(11,103,650)		11,103,650
Previous Lifezone Holdings shareholders earnouts		248,464,035	248,464,035
Previous Sponsor earnouts		17,094,750	17,094,750		-
Total share based payment reserve		265,558,785	240,075,437		25,483,348

Warrant Reserves		15,097,425	15,097,425		-
Other Reserves		(6,850,950)	8,644,304		(15,495,254)
Translations Reserve		(181,833)	(297,697)		115,864
Redemption Reserve		280,808	-		280,808

Accumulated deficit		(403,443,757)	(359,153,155)		(44,290,602)

Total Shareholders’ equity (deficit)		48,233,089	56,699,168		(8,466,079)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Convertible loan.

On December 24, 2021, KNL entered into a $40 million convertible loan agreement with BHP. The loan was converted July 1, 2022 into 35,277 ordinary shares in KNL which represented 8.9% of the total voting and economic share rights in the KNL on a fully diluted basis. Conversion of the loan to equity was subject to clearance from the Tanzanian Fair Competition Commission. The Company had recorded the BHP convertible loan as equity based on the conversion terms of the agreement.

Non-controlling Interest.

In January 2021, KNL and the Government of Tanzania established Tembo Nickel, a joint venture company in Tanzania in order to develop, process and refine future products from the Kabanga Nickel project. Through the Treasury Registrar, the Government of Tanzania owns a non-dilutable free-carried interest representing 16% of the issued share capital of Tembo Nickel. The government’s 16% interest in the joint venture arrangement is presented as a non-controlling interest in the Unaudited Condensed Consolidated Interim Financial Statements.

In October 2022, BHP also agreed to invest a further $50 million into KNL in the form of equity under the Tranche 2 Subscription Agreement, as described in detail in Note 1. KNL satisfied substantially all the closing conditions and received the $50 million on February 15, 2023 and issued a stock certificate on the same day, bringing BHP’s interest in KNL from 8.9% as of December 31, 2022 to 17.0%, effective February 15, 2023. Associated with this transaction KNL paid $2.5 million equity issuance cost.

Restricted stock units.

On November 10, 2021, restricted stock units were granted to Chris Showalter for 150 ordinary shares at $1.00 per share with a ten-year lapse date.

The restricted stock units vest only upon certain events being one of the following:

●	Asset sale – arm’s-length sale of all or substantially all of the assets of Lifezone Holdings.
●	Share sale – arm’s-length sale of shares in Lifezone Holdings to a buyer which results in a change of control of Lifezone Holdings.
●	Listing – listing of the shares of Lifezone Holdings, or a holding company formed for the purposes of the listing, on any recognized investment exchange.

The fair value of restricted stock units recognized as expensed in the nine months ended September 30, 2023 was $Nil (December 31, 2022: $Nil) with a weighted remaining contractual life of Nil years (December 31, 2022: 9 years). The increase in the fair value of share-based payment reserves, assumed by Lifezone as part of the Flip-Up, are accounted for directly in equity under other reserves in 2022 and 2023 respectively.

The fair value of restricted stock units recognized on the statement of financial position ended September 30, 2023 was $Nil (December 31, 2022: $14,379,698), included as part of share-based payment reserve.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Restricted stock units (continued)

	RSUs Unit	Fair value ($)
Balance as at January 1, 2022	150	9,525,000
Granted	-	-
Released *	(150)	-
Exchanged *	30,000	-
Lapsed	-	-
Fair value adjustment	-	4,854,698
Exercised	-	-
Outstanding at December 31, 2022	30,000	14,379,698

Balance as at January 1, 2023	30,000	14,379,698
Exchanged **	(30,000)	(14,379,698)
Outstanding as at September 30, 2023	-	-

*	As part of the Flip-Up transaction, as mentioned in Note 1, the 150 restricted stock units granted by subsidiary Lifezone Limited in 2021 units were exchanged for 30,000 restricted stock units in Lifezone Holdings in May 2022

Under the BCA with GoGreen shareholders approved the merger in a special meeting held on June 29, 2023, prior to the SPAC Transaction closing. The GoGreen shareholder approval was the final legal hurdle in pursuing the merger with Lifezone Holdings.

**	The final transaction steps of the SPAC Transaction involved the exercise of all outstanding RSU for shares in Lifezone Holdings, before all outstanding shares of Lifezone Holdings were exchanged for shares in Lifezone. On the Closing Date, Lifezone purchased the shares of Lifezone Holdings at a ratio of c. 94:1, translating in 2,819,653 new Lifezone shares.

Following the SPAC Transaction, as described in detail in Note 1, there are no RSU outstanding as of September 30, 2023.

Share Options.

In 2021, the Board of Directors of Kabanga Nickel Limited approved the grant of a total of 18,054 share options to certain management personnel. Based on certain milestones, 11,916 (66.7%) units vested in 2021, but none of the units were exercised. The remaining share options vest upon the following exit events:

●	Asset sale – arm’s-length sale of all or substantially all of the assets of Lifezone Holdings
●	Share sale (including via a SPAC) – arm’s-length sale of shares in Lifezone Holdings to a buyer which results in a change of control of Lifezone Holdings
●	Listing – listing of the shares of the Company, or a holding company formed for the purposes of the listing, on any recognised investment exchange.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Share Options. (continued)

Share options recognized as expense in the nine months ended September 30, 2023 was $Nil (December 31, 2022: $Nil). The increase in the fair value of share-based payment reserves, assumed by Lifezone Holdings as part of the Flip-Up, are accounted for directly in equity under other reserves in 2022 and 2023 respectively.

The fair value of share options recognized in the Statement of Financial Position as of September 30, 2023 was $Nil (December 31, 2022: $11,103,650), included as part of share-based payment reserve.

Following the SPAC Transaction as described in detail in Note 1, there were no share options outstanding as of September 30, 2023. The share options outstanding as of September 30, 2022 had a weighted remaining contractual life of 7.69 years. Prior to the exercise of all outstanding Lifezone Holdings share options the options had exercise prices ranging between $58.16 and $101.78 with a weighted exercise price of $74.58.

The number and weighted average exercise price of share options per ordinary share is as follows:

	Share Options
		Weighted
	Units	price ($)

Balance as at January 1, 2022	18,054	74.48
Outstanding at December 31, 2022	18,054	74.48

Balance as at January 1, 2023	18,054	74.58
Exchanged *	(18,054)	(74.58)
Outstanding as at September 30, 2023	-	-

*	The SPAC Transaction involved the exercise of all outstanding share options for shares in Lifezone Holdings, before all outstanding shares of Lifezone Holdings were exchanged for shares in Lifezone on the Closing Date at a ratio of c. 94:1, translating in 1,560,396 of new Lifezone shares.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Earnouts

Following the SPAC Transaction on July 6, 2023 (“Acquisition date”) , as described in detail in Note 1, pursuant to earnout arrangements under the BCA, former Lifezone Holdings and Sponsor shareholder will receive additional Lifezone shares if the daily volume-weighted average price of Lifezone shares equals or exceeds (i) $14.00 per share for any 20-trading days within a 30- trading day period (“Trigger Event 1”) and (ii) $16.00 for any 20 trading days within a 30-trading day period (“Trigger Event 2”). Of the total shares issued and outstanding, 1,725,000 shares are issued but in escrow and relate to the Sponsor earnouts, which are subject to the occurrence of the two trigger events.

Classification

Management has assessed how the BCA earnout should be valued and classified in accordance with and have listed below key conditions under the agreements in the application IAS 32: Financial Instruments: Presentation and IFRS 2 Share-based Payments,

●	Management have assessed IAS 32 paragraph 4 exceptions for Financial Instruments and concluded the stated exceptions do not apply to the BCA earnout share agreements, therefore IFRS 2 Share-based Payment rules need to be applied.
●	Furthermore, in accordance with IFRS 2, paragraph 2, as a result of the obligations created throughout the ancillary agreements attached to the Business Combination Agreement, management has concluded that IFRS 2 does apply to the BCA earnout share provisions.
●	The earnout triggering events are representative of market conditions as defined within paragraph 21 of IFRS 2; therefore, since no other vesting conditions are present, the Company is required to recognize the share-based payment at inception, irrespective of whether the market conditions identified above have been met.
●	In accordance with IFRS 2, market conditions constitute non-vesting conditions. As a result of the non-vesting conditions, the Company is required to recognize the share-based payment at inception, irrespective of whether the market condition has been met which is this case is considered to be representative of BOTH the measurement and grant date. Although the term “non-vesting condition” is not explicitly defined in IFRS 2, it is inferred to be any condition that does not meet the definition of a vesting condition (IFRS 2 BC364).
●	Non-vesting conditions are all requirements that do not represent service or performance conditions, but which have to be met in order for the counterparty to receive the share-based payment.
●	The company has recognised the goods or services have been received in accordance with IFRS 2 paragraphs 10–22.

Accordingly, the earnouts are recognized as equity the acquisition date.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Earnouts (continued)

The fair value of earnouts have been independently valued based on a Monte Carlo simulation model. The assumptions used in the stock option pricing model were as below:

Inputs

Valuation Date	07/06/2023
Stock Price as of Measurement Date / BCA Date	$10.32
Equity Volatility (Pre BCA)	n/a
Equity Volatility (Post BCA)	94.0%
Risk-Free Rate (5.00 Years)	4.28%

Share Price Earnout Tranches	Beginning	Expiration	Share Price Hurdle
Sale Threshold Price for Tranche 1 - Triggering Event I	07/06/2023	07/06/2028	$14.00
Sale Threshold Price for Tranche 2 - Triggering Event II	07/06/2023	07/06/2028	$16.00
Days Above Threshold Price			20
Days Above Measurement Period			30
Change of Control Provisions			Estimate
Change of Control Date			n/a
Probability of Change of Control			0%

The following table illustrates the number and fair value of earnouts granted, and movements at valuation date as at September 30, 2023

	Share Earnout	Fair value per Earnout	Fair value ($)
Balance as at January 1, 2023	-		-
Granted - Lifezone Holdings ($14.00 per Share)	12,536,026	$9.98	125,109,539
Granted - Lifezone Holdings ($16.00 per Share)	12,536,026	$9.84	123,354,496
Outstanding as at September 30, 2023	25,072,052		248,464,035

	Share Earnout	Fair value per Earnout	Fair value ($)
Balance as at January 1, 2023	-		-
Granted - Sponsor shareholder ($14.00 per Share)	862,500	$9.98	8,607,750
Granted - Sponsor shareholder ($16.00 per Share)	862,500	$9.84	8,487,000
Outstanding as at September 30, 2023	1,725,000		17,094,750

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Warrant reserve.

As described in detail in Note 1, following Lifezone’s Form F-1 registration statement becoming effective on September 29, 2023 resulting in registering the resale of certain Lifezone Metals shares and (private) warrants owned by certain previous Lifezone Holdings and the Sponsor shareholders (including its limited partners).

Each Lifezone warrant represents the right to purchase one ordinary Lifezone share at an exercise price of $11.50 per share in cash.

Pursuant to the BCA, a 180-day lock-up period following the Closing Date applies to 667,500 warrants received by the Sponsor shareholders.

Classification

Warrants are classified as either a liability or equity on inception, depending on the terms of the agreement. Warrants are only classified as equity when they are settled by the entity delivering a fixed number of its own equity instruments and receiving a fixed amount of cash or another financial asset. The Company assesses the appropriate classification of warrants at the time of inception.

Management has assessed how both the Public Warrants and Private Placement Warrants should be valued and classified in accordance with IAS 32: Financial Instruments: Presentation.

Management have assessed IAS 32 paragraph 4 exceptions for Financial Instruments and assessed the warrants do not meet the exceptions allowed, therefore IAS 32 has been applied.

Management have reviewed the warrant agreement and the warrant assumption agreement’s, the mechanics of exercise to determine the accounting treatment, and have listed below key conditions under the agreements in the application of IAS 32, in particular to paragraphs 16A and 16B AND 16C and 16D.

●	The agreements are representative of a contractual obligation, arising from a derivative financial instrument, that will or may result in the future receipt or delivery of the issuer’s own equity instruments.
●	The agreements are not representative of a puttable instrument as the issuer has the choice but not the obligation to repurchase or redeem the warrant instruments for cash or another financial asset.
●	The Private Warrants are identical to the Public Warrants,
●	The Warrant agreement requires Lifezone to issue a fixed number of shares for a fixed amount of cash,
●	Exercise of the warrants will be on a gross basis or on a cashless basis per the terms,
●	Lifezone may require the warrant holders to exercise on a “cashless” basis while the agreement explicitly states that Lifezone will not be in a position to net settle in cash.

Accordingly, the warrants are recognized as equity.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

20.	Equity (continued)

Warrant reserve (continued)

The fair value of warrants outstanding have been independently valued based on a Black-Scholes option pricing model. The assumptions used in the stock option pricing model were as below:

Inputs

Valuation Date	07/05/2023
Unit Issuance Date	10/21/2021
Announcement Date	12/13/2022
Business Combination Date	07/05/2023
Exercise Date	08/04/2023
Expiration Date	07/05/2028
First Trading Date	12/13/2021
Stock Price as of Measurement Date	$11.44
Strike Price	$11.50
Risk-Free Rate (5.00 Years)	4.16%
Redemption Threshold Price	$18.00
Days Above Threshold Price (Automatic Redemption)	20
Days Above Measurement Period	30
Probability of Acquisition	100%

Outputs

The fair value of outstanding Public Warrants have been valued at $1.05 per warrant unit at valuation date.

The fair value of outstanding Private Warrants have been valued at $0.57 per warrant unit at valuation date.

The number of warrants and fair value of outstanding Public Warrants as at September 30, 2023 is as follows:

	Number of Warrants	Fair value ($)
Balance as at January 1, 2023	-	-
Public Warrants ($11.50 per warrant)	13,800,000	14,490,000
Outstanding as at September 30, 2023	13,800,000	14,490,000

The number of warrants and fair value of outstanding Private Warrants as at September 30, 2023 is as follows:

	Number of Warrants	Fair value ($)
Balance as at January 1, 2023	-	-
Private Warrants ($11.50 per warrant)	667,500	607,425
Outstanding as at September 30, 2023	667,500	607,425

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

21.	Earnings per share (EPS)

In the case of Lifezone, basic EPS is calculated by dividing the loss for the year attributable to ordinary equity holders of Lifezone Metals Limited (as the parent entity of Lifezone) by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the loss attributable to ordinary equity holders of Lifezone Metals Limited as the parent (after adjusting for interest on the convertible preference shares) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all warrants and earnouts into ordinary shares.

The following table sets forth the reconciliation of the numerator and denominator used in the computation of basic and diluted loss per common share for the three and nine months ended September 30, 2023 and September 30, 2022:

	Three months ended		Nine months ended
	2023	2022	2023	2022
	$	$	$	$
Numerator:
Net loss used for basic earnings per share	(348,749,555)	(3,637,183)	(359,153,155)	(7,851,748)

Denominator:
Basic weighted-average outstanding common shares	77,047,215	58,300,082	64,617,797	58,300,082
Effect of dilutive potential common shares resulting from options	153,242	2,819,653	1,921,082	2,819,653
Effect of dilutive potential restricted stock units	84,804	1,560,396	1,063,127	1,560,396
Effect of dilutive potential warrants units	13,681,223	-	4,610,522	-
Effect of dilutive potential earnout stock units	25,613,213	-	8,631,559	-
Weighted-average shares outstanding - diluted	116,579,697	62,680,131	80,844,087	62,680,131

Net loss per common share:
Basic and diluted loss per share	(4.53)	(0.07)	(5.56)	(0.13)

Where a loss has occurred, basic and diluted loss per share is the same because the outstanding share options are anti-dilutive. Accordingly, diluted loss per share equals the basic loss per share. Earnouts and warrants outstanding as at September 30, 2023, totaling 13,136,464 (2022: nil) and Options and RSU outstanding as at September 30, 2023, totaling 3,000,253 (2022: 3,000,253) are considered potentially dilutive.

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the BCA and Simulus acquisition transaction as described in detail in Note 1.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

22.	Acquisitions of subsidiaries

Acquisitions during the current period

Simulus acquisition

On March 3, 2023, Metprotech, a wholly owned subsidiary of Lifezone, signed a share sale agreement with the vendors of Simulus, a leading hydrometallurgical laboratory and engineering company located in Perth, Australia.

The acquisition of Simulus was driven by a strategic rationale with Lifezone estimating that it would have taken years to build a comparable team with the right experience, create the corresponding laboratory setup, purchase and build the lab equipment and get it licensed. Simulus was Lifezone’s metallurgical laboratory of choice for years and the Simulus team have supported a number of studies and test work for the Kabanga Nickel and other projects, via numerous batch, pilot and engineering work.

Consequently, Lifezone acquired Simulus instead of building something similar over years. To do so, Lifezone had to pay a premium to the shareholders of Simulus to convince them to sell. Lifezone had confidence in the capability of the laboratory as Lifezone had a long-standing commercial relationship with Simulus. Lifezone has had contracts with Simulus since 2010 and Simulus was Lifezone’s preferred laboratory and process design engineer. The acquisition allows Lifezone to shorten testing times, providing guaranteed capacity when Lifezone requires such and helps Lifezone control external costs and advance its research and development initiatives.

The transaction formally closed on July 18, 2023 for a total purchase consideration of $14.53 million comprising of a $1.0 million deposit paid on March 27, 2023, a cash consideration of $7.5 million paid on closing and 500,000 shares in Lifezone, fair valued at $12.06 per share, in exchange for 100% ownership of Simulus. The vendors are restricted from disposing of, transferring, or assigning their consideration shares for a period of six months from the completion of the Simulus acquisition. Transaction costs associated with this acquisition largely related to internal costs, external costs which were incurred were not material.

Simulus property, plant, and equipment acquired have been independently fair valued under IFRS 13, using the replacement cost method as the valuation technique. This valuation method has been selected due to the nature of the specialized, modified property, plant and equipment installed by Simulus over the years of operation. The replacement cost approach reflects the amount that would be required to replace or substitute an asset with similar service capacity.

Management, with the assistance of an independent valuation specialist, have assessed that no identifiable intangible assets existed, as a result of the Simulus SPA transaction, that met either of the following 1) separability criterion and are able to be independently valued, or 2) contractual-legal criterion and able to be independently valued. Based on this management concluded that the fair value of the intangible assets acquired as a result of the Simulus transaction was de minimis (i.e., no independent value existed). Given the de minimis value, any intangible assets that may exist are not required to be recorded and classified outside of goodwill. Management also determined that recording and classifying a de minimis amount of intangible assets within goodwill would not cause the financial statements to be misleading and/or cause a reasonable user of the financial statements to arrive at a different conclusion.

 Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

22.	Acquisitions of subsidiaries (continued)

Acquisitions during the current period (continued)

Simulus acquisition (continued)

USD	000’s
Assets acquired
Cash	427
Trade debtors	260
Prepayments	406
Property, plant and equipment (revalued)	4,926
Total assets acquired	6,019
Liabilities assumed
Trade creditors	(474)
Total liabilities assumed	(474)
WC adjustment	(35)
Total identifiable net assets at fair value	5,510
Consideration
Cash deposit (paid March 27, 2023)	1,000
Cash on completion (paid July 18, 2023)	7,500
Issue of shares in Lifezone Metals Limited	6,030
14,530
Goodwill arising on acquisition	9,020

Goodwill arising from the transaction comprises future economic benefits and expected synergies from combining the operations of Simulus as an established operating and licensed laboratory, that has the technical expertise Lifezone requires that would otherwise require time and additional resources to establish. Goodwill is not amortized but is tested for impairment at the end of each annual reporting period, and more frequently if any impairment triggers are identified.

Acquisitions during the previous period.

In January 2022, Lifezone Limited acquired all the outstanding shares of Metprotech from related parties Keith Liddell and Shelagh Jane Liddell under a share purchase agreement for a total of $7,591.

23.	Joint ventures

The nature of the activities of all Lifezone’s joint ventures is trading in and operation of industrial scale, the metals extraction and metals refining investments, which are seen as complementing Lifezone’s operations and contributing to achieving Lifezone’s overall strategy.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

23.	Joint ventures (continued)

Details of each of Lifezone’s joint ventures at the end of the reporting period are as follows:

	Country of	Principal place of	Percentage of Ownership (%)
JV Equity Entities:	incorporation	Business	2023	2022
Kelltech Limited	Mauritius	Mauritius	50%	50%
Kelltechnology South Africa (RF) Proprietary Ltd	South Africa	South Africa	33%	33%
Kellplant Proprietary Ltd	South Africa	South Africa	33%	33%

Lifezone has a 50% interest in Kelltech Limited, a joint venture between Sedibelo Resources Limited and Lifezone, which Lifezone granted an exclusive license to use the Hydromet Technology across Angola, Botswana, the Democratic Republic of Congo, Lesotho, Malawi, Madagascar, Mozambique, Namibia, Swaziland, Tanzania, Zambia, Zimbabwe, South Africa, and the Seychelles (the “SADC License Area” and the license, the “Kell License”). The Kell License relates to Lifezone Limited’s Hydromet Technology applicable to just precious metals projects and the SADC Licence Area.

Kelltech Limited owns 66.67% of KTSA and has further exclusively sub-licensed the Kell License to KTSA. The remaining 33.33% interest in KTSA is held by the Industrial Development Corporation of South Africa, a South African national development finance institution. Lifezone has an indirect 33.33% interest in KTSA.

Kellplant is a wholly owned subsidiary of KTSA with Lifezone having an indirect 33.33% interest in Kellplant. Kellplant plans to develop, own and operate a refinery at Sedibelo Resources Pilanesberg Platinum Mines operations in South Africa that will utilize Lifezone Limited’s Hydromet Technology to process and refine platinum group metals (“PGMs”), other precious metals and base metals.

At the time of the release of this document, the development of the Hydromet refinery at Sedibelo Resources’ Pilanesberg Platinum Mines operations is on hold and will need to be rescoped following Sedibelo Resources’ decision to update their mine plan and re-scope the refinery to process its underground mining operations, which have not been developed yet.

Although Lifezone holds the joint ownership in these companies, Lifezone does not have ultimate control as all major decisions had to be agreed unanimously by all parties before they could be actioned. Management therefore considered it appropriate to account for these entities as joint ventures.

All joint ventures are accounted for using the equity method.

Lifezone has recognized its 50% share in Kelltech Limited share capital of $1,000, which is fully impaired.

24.	Financial risk review

This note presents information about Lifezone’s exposure to financial risks and the group’s management of capital. Lifezone’s risk management is coordinated by its directors and Lifezone does not operate any hedging operations or does not buy or sell any financial derivatives.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

24.	Financial risk review (continued)

The most significant financial risks to which Lifezone is exposed are described below:

a)	Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises of interest rate risk, risks related to the price of equity instruments, commodity price risk and foreign exchange rates.

Market risks affecting Lifezone are comprised of interest rate risk and foreign exchange rate risk. Financial instruments affected by market risk include deposits, trade receivables, related party receivables, trade payables, accrued liabilities, contingent considerations, and long-term rehabilitation provision.

The sensitivity analysis in the following sections relates to the positions as of September 30, 2023 and December 31, 2022.

The sensitivity analysis is intended to illustrate the sensitivity to changes in market variables on Lifezone’s financial instruments and show the impact on profit or loss and shareholders’ equity, where applicable.

The analysis excludes the impact of movements in market variables on the carrying value of provisions.

The following assumptions have been made in calculating the sensitivity analysis:

●	The Statement of Financial Position sensitivity relates to foreign currency-denominated trade payables.

●	The sensitivity of the relevant profit before tax item and/or equity is the effect of the assumed changes in respective market risks. This is based on the financial assets and financial liabilities held at September 30, 2023 and December 31, 2022; and

●	The impact on equity is the same as the impact on profit before tax.

b)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Lifezone’s revenue is currently concentrated with two primary customers, KTSA and Kellplant, both affiliated entities, and accordingly Lifezone is exposed to the possibility of loss if such customers default. Lifezone addresses this risk by monitoring its commercial relationship with such customers and by seeking to develop additional patented technology and entering into new partnerships.

Loan credit was extended to Lisa Smith for $75,000 as shown in Note 17. Credit risk is therefore regarded as low. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was $75,000.

Lifezone evaluated the collectability of its consolidated loan receivables of $75,000 and determined that no allowance loss is required.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

24.	Financial risk review (continued)

b)	Credit risk (continued)

Set out in the following page is the information about the credit risk exposure of Lifezone’s financial assets as at September 30, 2023 and December 31, 2022:

	September 30,	December 31,
	2023	2022
	$	$
Cash and cash equivalents	73,258,538	20,535,210
Subscription receivable	-	50,000,000
Other receivables	427,000	158,231
Receivables from affiliated entities	1,612,291	959,935
Related party receivables	75,000	655,683
	75,372,829	72,309,059

		Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At September 30, 2023
Cash and cash equivalent	73,258,538	-	-	-	-	-	73,258,538
Other receivables	111,165	315,836	-	-	-		427,001
Receivable from affiliated entities	1,273,724	-	-	-	338,567	-	1,612,291
Related party receivables	75,000	-	-	-	-	-	75,000
	74,718,427	315,836	-	-	338,567	-	75,372,830

		Days past due
	Current	31-60	61-90	91-120	>120	Impairment	Total
At December 31, 2022
Cash and cash equivalent	20,535,210	-	-	-	-	-	20,535,210
Subscription receivable	50,000,000	-	-	-	-	-	50,000,000
Other receivables	79,648	66,861	-	11,722	-	-	158,231
Receivable from affiliated entities	748,836	-	-	-	211,099	-	959,935
Related party receivables	655,683	-	-	-	-	-	655,683
	72,019,377	66,861	-	11,722	211,099	-	72,309,059

c)	Liquidity risk

Liquidity risk arises from the possibility that Lifezone will not be able to meet its financial liability obligations as they fall due. Lifezone has historically been supported financially by its shareholders. The risk of its shareholders discontinuing the provision of financing was historically regarded as low. Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, debt funding or monetizing the offtake from the Kabanga Nickel project.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

24.	Financial risk review (continued)

c)	Liquidity risk (continued)

	September 30	December 31
	2023	2022
	$	$
<=30 days	9,873,501	16,029,218
30-60 days	79,039	-
61-90 days	118,558	23,018
91-120 days	158,527	-
>=121 days	5,592,010	4,691,328
Total	15,821,635	20,743,564

The above largely consists of group lease obligations, contingent consideration, long term asset retirement obligation provision and trade and other payables.

d)	Foreign currency risk

Lifezone has financial instruments which are denominated in currencies other than USD, its reporting currency. Lifezone mostly incurs expenditures for which it owes money denominated in non-U.S. dollar currencies, including GBP, TZS, ZAR, and AUD. As a result, the movement of such currencies could adversely affect Lifezone’s results of operations and financial position.

The following table includes financial instruments which are denominated in foreign currencies:

	September 30,	December 31,
	2023	2022
	GBP £	GBP £
Cash in banks	2,060,483	359,021
Prepaid expenses	127,329	-
Trade and other payables	179,563	77,301

	AUD $	AUD $
Cash in banks	2,927,508	1,456,988
Trade receivables	171,878	-
Prepaid expenses	205,319	-
Trade and other payables	528,513	919,785

	EUR €	EUR $
Cash in banks	133,247	-

	TZS $	TZS $
Cash in banks	666,823,660	600,859,075

	ZAR $	ZAR $
Cash in banks	850,570	-

*	Lifezone held no ZAR or EUR as on December 31, 2022.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

24.	Financial risk review (continued)

d)	Foreign currency risk (continued)

Sensitivity analysis

The following table demonstrates the estimated sensitivity to a reasonably possible change in the GBP, TZS, ZAR, and AUD exchange rates, with all other variables held constant. The impact on Lifezone’s profit is due to changes in the fair value of monetary assets and liabilities. Lifezone’s exposure to foreign currency changes for all other currencies is not considered material.

	September 30,	December 31,
Effect on Profit	2023	2022
Change in GBP Rate
10%	251,203	43,204
-10%	(251,203)	43,204

Change in AUD Rate
10%	(189,044)	(97,851)
-10%	189,044	97,851

Change in EUR Rate
10%	14,036	-
-10%	(14,036)	-

Change in TZS Rate
10%	(26,620)	(25,744)
-10%	26,620	25,744

Change in ZAR Rate
10%	(4,489)	-
-10%	4,489	-

*	There were no ZAR or EUR held currencies as at December 31, 2022

e)	Capital management.

For the purpose of Lifezone’s capital management, capital includes issued capital, share premium and other equity reserves attributable to the equity holders of Lifezone metals Limited, as the parent entity of Lifezone. The primary objective of Lifezone’s capital management is to maximize the shareholder value.

Management assesses Lifezone’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Lifezone manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, Lifezone expects to fund its capital requirements and ongoing operations through current cash reserves, equity, mezzanine, debt funding or monetizing the offtake from the Kabanga Nickel project.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

25.	Contingent liabilities

In 2020, Kabanga Nickel Company Ltd, a subsidiary of Lifezone, filed a tax appeal at the Tax Revenue Appeals Tribunal of Tanzania to dispute a tax assessment regarding withholding tax imposed on services imported by Kabanga Nickel Company Ltd. The services were provided by non-resident entities while Kabanga Nickel Company Ltd was owned by previous joint owners, Barrick Gold, and Glencore. The amount of tax in dispute as at December 31, 2020 was $3,664,624 (TZS 8,426,336,706) and has not changed since then. As at September 30, 2023, the appeal is still pending at the Tax Revenue Appeals Tribunal awaiting a hearing date.

Additionally, in 2021, Kabanga Nickel Company Ltd also filed an appeal before the Tax Revenue Appeals Tribunal against the Tax Revenue Authority (“TRA”) to challenge the TRA’s claim for withholding tax. The nature of tax assessment is the same as above. The amount of tax in dispute is $183,396 (TZS 421,811,314). As at September 30, 2023, Lifezone is still negotiating an out-of-court settlement with the TRA for all matters under dispute.

In the opinion of management and in consultation with its legal counsel, the probability that the tax appeals will result in an adverse outcome is low.

26.	Significant events during the interim period

On September 5, 2022, Lifezone Limited entered into a non-binding term sheet with Harmony Minerals Limited and Dutwa Minerals Limited for the acquisition of all the tangible assets and all registered and unregistered IP relating to the Dutwa Nickel project (excluding the Ngasamo deposit in the Dutwa Nickel project area). The Dutwa Nickel project hosts a laterite nickel deposit located in northern central Tanzania. It is envisioned that excess sulfuric acid generated by future processing of Kabanga mineralization could be used in processing the laterite mineralization at Dutwa, providing potential synergies between both operations.

On April 27, 2023 the term sheet was amended with exclusivity expiring on 27 July, 2023. The acquisition remains subject to the parties entering into definitive documentation, with detailed negotiations still outstanding.

In the event Lifezone Limited proceeds with the current form of the term sheet for the acquisition, pursuant to the terms of the amended term sheet, Lifezone Limited will have to make payments cumulatively amounting to initially $12.6 million on the satisfaction of various conditions, in addition to the non-refundable deposit of $0.4 million which Lifezone Limited paid on September 12, 2022.

As at the date of these Condensed Consolidated Interim Financial Statements discussion between the Government of Tanzania and the sellers were ongoing and the transaction had not completed.

On July 6, 2023 Lifezone, Lifezone Holdings and GoGreen consummated the SPAC Transaction pursuant to the BCA, refer to SPAC Transaction, as described in detail in Note 1.

On July 18, 2023 Metprotech, a wholly owned subsidiary of Lifezone, completed the Simulus acquisition, refer to Simulus acquisition, as described in detail in Notes 1 and 22.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

for the nine months ended September 30, 2023

27.	Subsequent events

Exercise of warrants

On October 23, 2023 Lifezone received $878,025 from the exercise of 76,300 public warrants at the exercise price of $11.50 per warrant for the right to one ordinary share in Lifezone. 14,391,200 warrants remain outstanding as at December 13, 2023 translating into potential gross proceeds of $165,498,800.

There were no other significant events to note subsequent to September 30, 2023 which require adjustments to, or disclosures in these Unaudited Condensed Consolidated Interim Financial Statements.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Lifezone Metals Limited

Results of Review of Interim Financial Statements

We have reviewed the accompanying unaudited condensed consolidated interim financial statements of Lifezone Metals Limited (the “Company”) and consolidated subsidiaries as of September 30, 2023, and for the three and nine-month period then ended, and the related notes (collectively referred to as the “interim financial statements”). Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with International Financial Reporting Standards.

Basis for Review Results

These unaudited condensed consolidated interim financial statements are the responsibility of the Company’s management. We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ GRANT THORNTON

GRANT THORNTON

Dublin, Ireland

December 14, 2023